Exhibit 3

Description of the Registrant and Recent Developments

This description of the Council of Europe Development Bank (the “CEB” or “the Bank”) is dated April 12, 2012 and appears as Exhibit 3 to the Annual Report on Form 18-K of CEB for the fiscal year ended December 31, 2011.

THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF COUNCIL OF EUROPE DEVELOPMENT BANK.

PRESENTATION OF FINANCIAL INFORMATION

The capital of the CEB is denominated, and its accounts are kept, in euro. Unless otherwise specified, amounts in euro contained herein have been presented solely for convenience in U.S. dollars based on a conversion rate of 1 euro being equal to 1.2939 U.S. dollars, which was the EUR/USD reference rate as published by the European Central Bank (the “ECB”) on December 30, 2011.

As used herein, the terms “euros”, “EUR” and the euro sign (€) refer to euro, and the terms “dollars”, “U.S. dollars”, “USD” and the dollar sign ($) refer to United States dollars.

Any discrepancies in the tables included in this annual report between the amounts and the totals thereof are due to rounding.

EXCHANGE RATE INFORMATION

The table below sets forth, for the periods indicated, information concerning the EUR/USD reference rate as published by the European Central Bank. No representation is made that the euro or U.S. dollar amounts referred to herein could be or could have been converted into U.S. dollars or euros, as the case may be, at any particular rate or at all. No representation is made that euro amounts actually represented, or have been or could be converted into, U.S. dollars at such rates or at any other rates on any of the dates indicated.

On April 11, 2012 the reference rate for the euro was $1.3131.

	High	Low	Period Average(1)	Period End
2012
April(2)	1.3319	1.3068	1.3182	1.3131
March	1.3057	1.3356	1.3201	1.3356
February	1.3454	1.2982	1.3224	1.3443
January	1.3176	1.2669	1.2905	1.3176
2011
December	1.3511	1.2889	1.3179	1.2939
November	1.3809	1.3229	1.3556	1.3418
October	1.4160	1.3181	1.3706	1.4001
September	1.4285	1.3430	1.3770	1.3503
2011	1.4882	1.2889	1.3917	1.2939
2010	1.4563	1.1942	1.3257	1.3362
2009	1.5120	1.2555	1.3948	1.4406
2008	1.5990	1.2460	1.4708	1.3917
2007	1.4874	1.2893	1.3705	1.4721

(1)	Computed using the average of the exchange rates for euros on each business day during the relevant monthly or annual period.
(2)	Through April 11, 2012.

THE COUNCIL OF EUROPE DEVELOPMENT BANK

Overview

The Council of Europe Development Bank is a multilateral development bank with a social vocation.

The CEB was established in 1956 by eight Council of Europe member states pursuant to a Partial Agreement between those states (the “Partial Agreement”). The Bank is governed by the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe of March 6, 1959 (the “Protocol”), by its Articles of Agreement as amended (the “Articles”) and by regulations issued pursuant to the Articles. The CEB falls under the supreme authority of the Council of Europe but is legally separate and financially autonomous from it. The Bank is solely responsible for its own indebtedness. Currently, 40 European states are members of the Bank (the “Member States”)1.

[1]	See “Member States” below for further details.

Originally, the Bank’s primary purpose was to finance social programs related to the resettlement of refugees migrating to and between European countries in the aftermath of World War II. The Bank later extended the scope of its activities to providing aid to victims of natural or ecological disasters and to supporting other social objectives directly contributing to strengthening social cohesion in Europe. These other social objectives currently include education and vocational training, health, social housing for low-income persons, creation and preservation of viable jobs, improving living conditions in urban and rural areas, protection of the environment, protection and rehabilitation of historic and cultural heritage, and infrastructure of administrative and judicial public services. See “Operations”.

In order to serve these objectives, the Bank grants or guarantees long-term loans to its Member States or institutions approved by them. Since its inception, the CEB has disbursed more than €33.8 billion in loans. The CEB’s loans and guarantees typically cover only part of the cost of any project, supplementing each borrower’s own funds and credits from other sources, which may include other multilateral lending institutions. The Bank generally does not lend more than 50% of the cost of a project. As of December 31, 2011, the CEB had the equivalent of €12.1 billion of loans outstanding.

The CEB funds its operations primarily through debt offerings in the international capital markets. As of December 31, 2011, the Bank had total outstanding funded debt (long-term debt securities, including interest payable thereon and value adjustments of debt securities hedged by derivative instruments) of €20.6 billion. The Bank’s capital consists of participating certificates which are subscribed to by its Member States. Starting with subscribed capital equivalent to €5.7 million in 1956, the Bank had subscribed capital of €5.0 billion as of December 31, 2011, as a result of the Bank’s 6th capital increase. See “Capital Structure”. €554.3 million of the Bank’s subscribed capital has been paid in.

The Governing Board may, upon a proposal of the Administrative Council, make calls upon subscribed and unpaid capital in order to enable the CEB to meet its obligations, including repaying the Bank’s indebtedness. Since the CEB’s inception, no such calls have ever been made. In addition, the Governing Board may, upon a proposal of the Administrative Council, decide to increase the Bank’s subscribed capital, as it did most recently on February 4, 2011 when it approved the Bank’s 6th capital increase. See “Capital Structure”.

The CEB is supervised by a Governing Board and an Administrative Council, each of which are composed of representatives of each of the Member States. The Bank is represented in all of its transactions and legal proceedings by a Governor appointed for a five-year term by the Governing Board. The Bank’s operational headquarters are located at 55, avenue Kléber, 75116 Paris, France.

Legal Status

The CEB was established on April 16, 1956 pursuant to the Articles adopted by the Committee of Ministers of the Council of Europe. The Committee of Ministers is the Council of Europe’s decision-making body. It comprises the ministers of foreign affairs of all member states of the Council of Europe, or their permanent diplomatic representatives in Strasbourg, France. The Articles form an integral part of the Protocol that also governs the CEB. The Protocol endows the CEB with a separate juridical personality with the capacity to enter into contracts, acquire and dispose of property, institute legal proceedings and carry out transactions related to its statutory purposes. The Protocol also grants the CEB various privileges and immunities in the Member States, including (a) an exemption from all direct taxes, (b) freedom of its property and assets from governmental restrictions, regulations, controls and moratoria of any nature, (c) immunity of its property and assets from search, requisition, confiscation, expropriation or any other form of distraint by executive or legislative action, and (d) immunity of its property and assets from all forms of seizure, attachment or execution before the delivery against the CEB of a final enforceable judgment rendered by a court of competent jurisdiction. By virtue of the Protocol, the CEB is subject to a national law only to the extent expressly agreed to by the CEB and to the extent that national law does not derogate from the Protocol or the Articles. However, notwithstanding certain exceptions, the Protocol subjects the CEB to the jurisdiction of the courts of its Member States and those states where the CEB has contracted or guaranteed loans.

Member States

According to the Articles, members of the CEB may include member states of the Council of Europe, or, upon the Bank’s authorization, a European state which is not a member of the Council of Europe or an international institution with a European focus. No such international institution has ever been a member of the Bank.

On November 25, 2011, the CEB amended its Articles to clarify the withdrawal conditions of members from the CEB, which were previously determined by the Governing Board.

The number of Member States of the Bank has increased from 22 in 1991 to 40 in 2007 as a result of new Member States joining primarily from Central and Eastern Europe. The current members of the Bank and their dates of accession are set forth in the table below:

MEMBER STATES OF THE COUNCIL OF EUROPE DEVELOPMENT BANK AND YEAR OF ACCESSION

Albania	1999	Lithuania	1996
Belgium	1956	Luxembourg	1956
Bosnia and Herzegovina	2003	Malta	1973
Bulgaria	1994	Moldova	1998
Croatia	1997	Montenegro	2007
Cyprus	1962	Netherlands	1978
Czech Republic	1999	Norway	1978
Denmark	1978	Poland	1998
Estonia	1998	Portugal	1976
Finland	1991	Romania	1996
France	1956	San Marino	1989
Georgia	2007	Serbia	2004
Germany	1956	Slovak Republic	1998
Greece	1956	Slovenia	1994
Holy See	1973	Spain	1978
Hungary	1998	Sweden	1977
Iceland	1956	Switzerland	1974
Ireland	2004	“the former Yugoslav Republic of Macedonia”	1997
Italy	1956	Turkey	1956
Latvia	1998
Liechtenstein	1976

Relationship with the Council of Europe

Founded in 1949, the Council of Europe is a 47-member international organization that works to protect human rights, pluralist democracy and the rule of law; to promote awareness and encourage the development of Europe’s cultural identity and diversity; to find common solutions to the challenges facing European society; and to consolidate democratic stability in Europe by backing political, legislative and constitutional reform. Most countries in Europe are members of the Council of Europe.

Only two member states of the European Union — Austria and the United Kingdom — are members of the Council of Europe but not of the CEB. The Holy See, while a member of the CEB, is not a member of the Council of Europe but an observer to the “Committee of Ministers of the Council of Europe”.

The CEB was established pursuant to a Partial Agreement between those Council of Europe member states that wished to become members of the CEB. As a general matter, partial agreements permit member states of the Council of Europe to engage in Council of Europe activities without the approval of all member states. Activities governed by a partial agreement remain an activity of the Council of Europe in the same way as other Council of Europe activities, except that activities pursuant to partial agreements are endowed with their own budgets and working methods determined only by the member states which have entered into the partial agreement. A “Secretariat of the Partial Agreement” acts as a liaison between the Council of Europe and the CEB. The relationship between the two organizations is also guided in practice by the Articles, the Protocol, and various rules of procedure for the Bank’s governing bodies.

The CEB acts under the supreme authority of the Council of Europe, and its social objectives are in line with those of the Council of Europe. The CEB’s statutory purposes cannot be changed except with the approval of the Committee of Ministers of the Council of Europe. In addition, the Council of Europe must be regularly informed of the CEB’s activities, and the CEB’s Governing Board is required to state a position on any recommendations and opinions concerning the Bank that the Committee of Ministers and the Parliamentary Assembly of the Council of Europe may transmit to it. The Secretary General of the Council of Europe is also permitted to participate in, or be represented at, meetings of the CEB’s Governing Board and Administrative Council, without the right to vote. Finally, the Council of Europe also evaluates projects from a political and social perspective as described below under “—Framework and Policies Underlying Activities—Approval process for financing”.

Except as noted herein, however, the CEB is separate from the Council of Europe, is governed by separate supervisory and administrative bodies and maintains its own sources of revenues and financial operations.

Cooperation with the European Union and Other International Institutions

In addition to the CEB’s natural connections with the Council of Europe, it has become a partner of the European Union (“EU”). At the end of 2011, EU grants in favor of projects financed by the Bank stood at €279 million. The CEB takes part in the following programs:

•

the Joint European Support for Sustainable Investment in City Areas, in which the CEB participates alongside the European Commission and the European Investment Bank (“EIB”) and which aims to promote the use of resources made available to Member States in the urban development sector;

•	the European Local Energy Assistance, a grant facility intended for public entities for investments in energy efficiency projects;

•

the Western Balkans Investment Framework, in which the CEB participates together with the EU, the EIB, the European Bank for Reconstruction and Development (“EBRD”) and donors and which aims at facilitating access to European financings for the countries in the Western Balkans;

•

the European Platform for Roma Inclusion, set up by the European Commission, which brings together national governments, the EU, international organizations and Roma civil society representatives with the aim of stimulating cooperation and exchanges of experience on successful Roma integration policies and practices; and

•

the Neighbourhood Investment Facility, which combines grants from the EU and donor states with loans from financial institutions (including the EIB, the EBRD and the CEB) in favor of countries eligible under the European Neighbourhood Policy Instrument and which aims at mobilizing additional funding to cover the investment needs of the EU neighboring region for infrastructures in sectors such as transport, energy, the environment and social issues (e.g. construction of schools or hospitals).

The CEB has also signed Memoranda of Understanding with the EBRD, the World Bank Group, the Nordic Investment Bank, the Asian Development Bank, the United Nations High Commissioner for Refugees (UNHCR), the United Nations Children’s Fund (UNICEF) and the United Nations Development Programme (UNDP). At the end of 2011, the CEB had approved donations for a total amount of €8.9 million in the framework of these Memoranda of Understanding. Furthermore, the Bank maintains a collaboration with other UN agencies, such as the World Health Organization and the International Organization for Migration.

Framework and Policies Underlying Activities

Objectives of the CEB

Established in 1956 in order to finance social programs for European refugees, the CEB’s scope of action has progressively broadened to include other objectives that contribute to strengthening social cohesion within Europe. These objectives are organized along “sectoral lines of action”, which are currently (i) “strengthening social integration”, which includes social housing for low-income persons, aid to refugees, migrants and displaced persons and the creation and preservation of viable jobs, in particular in SMEs; (ii) “managing the environment”, which includes environmental protection, assistance in case of natural or ecological disasters and protection and rehabilitation of historic and cultural heritage; and (iii) “supporting public infrastructure with a social vocation”, which includes initiatives in the sectors of health, education and vocational training, and infrastructure of administrative and judicial public services. For more detailed information on the Bank’s operations along its sectoral lines of action, see “Operations”.

Financing methods

The CEB operations primarily consist of providing financial assistance in the form of loans.

Loans granted by the CEB, which constitute the vast majority of the CEB’s activity, can take one of the following forms: (i) loans to Member States of the Bank; (ii) loans guaranteed by a Member State granted to any legal person approved by that Member State; and (iii) loans granted to any legal person approved by a Member State when the Administrative Council is satisfied that the loan requested is covered by adequate guarantees. Such loans may, under certain conditions, benefit from interest rate subsidies from an account known as the Selective Trust Account, which is described below.

In addition to granting loans, the Bank may also provide guarantees to financial institutions approved by a Member State for loans that further the Bank’s statutory purposes as set forth in the Articles, although in practice the Bank has only very rarely done so and such guarantees have accounted for only a small part of the Bank’s activity.

General project financing guidelines

General guidelines for CEB’s project financing activity are set out in the Bank’s development plan for 2010 – 2014 (the “Development Plan”) and in CEB’s Overall Policy Framework for Loan and Project Financing (the “Policy”). According to the Policy, a CEB borrower may be a Member State, a central or local government entity, a financial institution or any other public or private entity. At the request of the CEB, a borrower’s commitments may be guaranteed by a third party. The guarantor may be a Member State, a government entity, a financial institution or any other public or private legal entity approved by the CEB.

The CEB’s share of the financing may represent up to 50% of the total eligible cost of the project. This share may be higher for projects relating to natural or ecological disasters or benefiting refugee populations, migrants and displaced persons. The CEB’s loan share may also be higher for projects implemented in the Bank’s “Target Group countries” in Central and South-Eastern Europe, including Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Cyprus, the Czech Republic, Estonia, Georgia, Hungary, Latvia, Lithuania, Malta, Moldova, Montenegro, Poland, Romania, Serbia, the Slovak Republic, Slovenia, “the former Yugoslav Republic of Macedonia” and Turkey. The Development Plan calls for increased lending in favor of Target Group countries so that they represent up to 60% of total outstanding loans by 2014.

Costs eligible for CEB financing include those incurred in connection with surveys or studies; technical project supervision; acquisition and development of land; construction, renovation and modernization or purchase of buildings; installation of basic infrastructure; purchase of materials and equipment; training of staff; and certain contingent events. Financial costs or investments (such as debt repayment, refinancing, interest charges or acquisition of interest in the capital of an enterprise) are not eligible for CEB financing.

Where applicable, projects financed by the Bank may, upon proposal by the Governor, benefit from an interest rate subsidy or receive grants from the Selective Trust Account (“STA”). The STA is a special account set up in 1995 to provide interest rate subsidies and grants in eligible countries for projects that comply with the Bank’s objectives. Such projects must have a high social value. The STA is funded with allocations received from the Bank’s Member States through dividends allocated upon appropriation of the Bank’s profit. It may also be funded by voluntary contributions from the Bank’s Member States or the member states of the Council of Europe. Interest rate subsidies and grants from the STA are approved on a case-by-case basis by the Administrative Council. The STA is aimed at priority target groups such as refugees, displaced populations, migrants or populations affected by natural or ecological disasters, and vulnerable target groups such as populations living below the poverty threshold (defined as less than 60% of the national average income), abandoned children, children in vulnerable situations, persons with disabilities and ethnic minorities. For more information regarding the STA see Note J (“Selective Trust Account (STA)”) to the Bank’s audited financial statements.

Approval process for financing

Applications for project financing, which may in certain instances be prepared with the technical assistance of the Bank, are sent to the Secretary General of the Council of Europe and the Governor of the CEB. The application must be accompanied by a letter of transmittal from the Member State requesting financing, and, if the requesting Member State approves a project in favor of a third party country, the latter will be asked to send a letter of consent to the Secretariat of the Partial Agreement allowing the CEB to monitor the project in accordance with its procedures. Upon receipt of the letter(s) and the application, the Council of Europe evaluates the proposal and prepares an opinion as to the project’s conformity with the political and social aims of the Council of Europe. This opinion helps to ensure the coherence of CEB’s activities with the social goals of the Council of Europe. In parallel, the Governor of the Bank prepares a project presentation report concerning the technical and financial aspects of the project. The report describes the borrower and the project and contains the financial elements required to assess the credit risk linked to the borrower and, where applicable, to the guarantor. A qualitative evaluation of the credit risk and the risks linked to the project’s implementation is presented in the conclusion to the report. The Governor’s project presentation report and the Council of Europe’s opinion are then examined by the Administrative Council that evaluates and approves each loan application according to eligibility criteria defined in the Policy. In addition, the Bank may attempt to reduce project processing costs by offering certain borrowers more flexibility in the conception and implementation of projects. The use of such “conditional financing instruments” requires that the CEB must have previously financed similar projects with the borrower in the country and sector concerned, and that these projects must have produced results deemed satisfactory by the Bank.

Project Monitoring

The Bank carries out technical and administrative monitoring of projects from approval to completion, including evaluation by the CEB’s independent Ex-Post Evaluation Department. Monitoring is intended to ensure that the project is carried out in accordance with the loan application approved by the Administrative Council when examining the project and with the agreements entered into between the parties.

In principle, an on-site project monitoring mission is organized by the CEB at least once in the project life cycle. In certain cases, external consultants may be called upon to assist in the monitoring. For each review, a mission report is prepared, the conclusions of which may be communicated to the borrower. The borrower is also required to provide monitoring reports at least once a year and prior to any disbursement, with the exception of the first tranche. This report is prepared by the borrower (or by the project manager, if applicable) using the standard tables attached as an appendix to the applicable framework loan agreement. The Bank prepares an Annual Monitoring Report that examines the results of the monitoring missions carried out in the course of the previous year, analyzes the project monitoring and completion reports provided by each borrower and makes proposals for improving project management. This Annual Monitoring Report is presented to the CEB’s Administrative Council. The Secretariat of the Partial Agreement also prepares an annual report on each project’s social impact. In addition, upon completion of a project, each borrower is required to submit a final report to the Bank presenting a review of the project’s results.

In addition, the Ex-Post Evaluation Department carries out independent ex-post evaluations of a sample number of operations (projects and programs) in line with international evaluation standards and practices in other international financial institutions, and submits resulting evaluation reports jointly with its Annual Activity Report through the Governor to the Administrative Council.

Strategic Review

In June 2007, the CEB launched a strategic review led by a Committee of Eminent Persons. The primary objective of the review was to make further improvements to the CEB’s overall functioning, governance and performance. The Committee of Eminent Persons completed its report in October 2008. The report made recommendations regarding the Bank’s mandate, governance, operational performance, relationship with the Council of Europe, financial framework, and co-operation with other international organizations.

The strategic review, which was completed at the end of 2010, has led to the implementation of several measures, among which are an increase in lending volumes; an increase in the number of projects in favor of the Target Group countries; and strengthened cooperation at the European and international level. The strategic review has also prompted governance reforms. See “Governance”.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth the CEB’s actual capitalization and indebtedness as of December 31, 2011. It does not otherwise give effect to any transaction since that date. Since December 31, 2011, there has been no material change in the capitalization of CEB, except for:

a)	the issuance of USD 1 billion (approximately €756 million based on the exchange rate at the time of issue) 1.500% Notes due 2017 issued under the Bank’s SEC-registered U.S. debt shelf in February 2012;

b)	the issuance of USD 500 million (approximately €381 million based on the exchange rate at the time of issue) 0.625% Notes due 2013 issued under the Bank’s Euro Medium Term Note Programme in March 2012;

c)	the issuance of USD 500 million (approximately €383 million based on the exchange rate at the time of issue) 1.375% Notes due 2016 issued under the Bank’s Euro Medium Term Note Programme in March 2012;

d)	the issuance of USD 100 million (approximately €76 million based on the exchange rate at the time of issue) 5.125% Notes due 2017 issued under the Bank’s Euro Medium Term Note Programme in March 2012; and

e)	the issuance of GBP 300 million (approximately €359 million based on the exchange rate at the time of issue) 1.625% Notes due 2015 issued under the Bank’s Euro Medium Term Note Programme in March 2012.

As of December 31, 2011
(in thousands of euros)
Short-term Debt[1]	3,804,798
Long-term Debt[2]	16,038,662

Equity
Capital[3]
Subscribed	4,952,513
Uncalled	(4,398,245)
Called	554,268
General Reserve[4]	1,612,971
Gains or losses recognized directly in equity	(161,925)
Net profit	106,351

Total Equity	2,111,665
Total Capitalization[5]	18,150,327

[1]

See “Financial Review—Balance Sheet—Funding”. Consists of current portion of long-term debt plus existing debt securities with a maturity of less than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives.

[2]

See “Financial Review—Balance Sheet—Funding”. Consists of non-current portion of debt securities with a maturity of more than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives. None of the CEB’s debt is guaranteed by other parties or secured.

[3]	See “Capital Structure—Subscribed, Called and Uncalled Capital”.
[4]	The CEB’s general reserve represents retained earnings and a portion of the contributions paid in by new Member States upon accession. See “Capital Structure—Reserves”.
[5]	Total capitalization consists of long-term debt and total equity.

CAPITAL STRUCTURE

Subscribed, Called and Uncalled Capital

Any European state (member or non-member state of the Council of Europe) may, in principle, become a Member State of the Bank. Each Member State of the Bank is required to subscribe to the Bank’s capital. The amount of capital required to be subscribed by the applicant as a percentage of total subscribed capital is equivalent to the applicant’s anticipated percentage contribution to the budget of the Partial Agreement on the CEB. This amount results from comparing the gross domestic product and the population of the applicant country to those of all Members States combined, with the weighting given to gross domestic product being five times that given to population.

The Bank issues participating certificates, each with a nominal value of €1,000, to its Member States. The number of certificates to be held by each Member State is fixed by the Governing Board and represents that Member State’s subscribed capital. At any given time, however, each Member State is required to pay in only a portion of the subscribed capital represented by its certificates. The minimum percentage of subscribed capital to be paid in is fixed by the Governing Board: currently, it is fixed at 11.19%. Total subscribed capital paid-in and to be paid-in is referred to as “called capital”. Subscribed capital not paid in remains subject to capital calls by the Governing Board. The difference between the subscribed capital and the called capital is referred to as “uncalled capital”.

Although the Member States do not guarantee the CEB’s obligations, the Governing Board may make calls upon subscribed and unpaid capital in order to enable the CEB to meet its obligations, including to repay the Bank’s indebtedness. Since the CEB’s inception, no such calls have been made. In addition, the Governing Board may decide to increase the Bank’s subscribed capital, in which case it sets forth the conditions of such increase, including the percentage of such increased subscribed capital to be paid in and the corresponding payment dates. Capital increases only become effective once the conditions set forth by the Governing Board for such increase have been satisfied (such as a minimum percentage of the capital increase being subscribed). Member States are not required to subscribe to capital increases.

The Bank has had six capital increases since 1956. The CEB launched its sixth capital increase in February 2011. The capital increase became effective on December 31, 2011, as the subscription threshold of 67% was exceeded. As of that date, 75% of the capital increase was subscribed, and the Bank’s subscribed capital increased to €5.0 billion, compared to €3.3 billion at year-end 2010. The subscription period will continue to run until June 30, 2012. If all Member States subscribe, the subscribed capital will reach €5.5 billion. As at December 31, 2011, €185 million from the Bank’s reserves was incorporated as paid-in capital without any disbursement on the part of the Member States. The percentage share of paid-in capital remains unchanged at 11.19% of subscribed capital. The CEB’s own funds (defined as subscribed capital, reserves, gains or losses recognized directly in equity and profit for the year) have increased from €5.0 billion at year-end 2010 to €6.5 billion at year-end 2011.

Capital allocation by Member State, as of December 31, 2011 and reflecting the 6th capital increase as of that date, is presented in the table below:

CAPITAL ALLOCATION

				In thousand euros
Members	Subscribed capital	Uncalled capital	Called capital	Percentage of subscribed capital

Germany	915 770	814 114	101 656	18.491%
France	915 770	814 114	101 656	18.491%
Spain	597 257	530 958	66 299	12.060%
Italy	549 692	489 000	60 692	11.099%
Turkey	388 299	345 197	43 102	7.840%
Belgium	164 321	146 083	18 238	3.318%
Greece	164 321	146 083	18 238	3.318%
Portugal	139 172	123 724	15 448	2.810%
Sweden	139 172	123 724	15 448	2.810%
Poland	128 260	114 023	14 237	2.590%
Netherlands	119 338	106 161	13 177	2.410%
Finland	69 786	62 039	7 747	1.409%
Norway	69 786	62 039	7 747	1.409%
Bulgaria	62 459	55 526	6 933	1.261%
Romania	59 914	53 264	6 650	1.210%
Switzerland	53 824	43 229	10 595	1.087%
Denmark	53 823	47 879	5 944	1.087%
Hungary	44 788	39 816	4 972	0.904%
Czech Republic	43 037	38 260	4 777	0.869%
Luxembourg	34 734	30 878	3 856	0.701%
Ireland	28 998	25 797	3 201	0.586%
Serbia	25 841	22 973	2 868	0.522%
Croatia	21 376	19 003	2 373	0.432%
Cyprus	19 882	17 676	2 206	0.401%
Slovak Republic	18 959	16 854	2 105	0.383%
Latvia	12 808	11 387	1 421	0.259%
“the former Yugoslav Republic of Macedonia”	12 723	11 311	1 412	0.257%
Lithuania	12 588	11 191	1 397	0.254%
Slovenia	12 295	10 930	1 365	0.248%
Iceland	10 144	9 018	1 126	0.205%
Malta	10 144	9 018	1 126	0.205%
Georgia	9 876	8 780	1 096	0.199%
Bosnia and Herzegovina	9 689	8 614	1 075	0.196%
Albania	8 034	7 147	887	0.162%
Estonia	7 637	6 794	843	0.154%
Montenegro	6 584	5 853	731	0.133%
Moldova	5 488	4 878	610	0.111%
Liechtenstein	2 921	2 374	547	0.059%
San Marino	2 921	2 478	443	0.059%
Holy See	82	58	24	0.002%

Total 2011	4 952 513	4 398 245	554 268	100.000%

Total 2010	3 303 450	2 933 712	369 738

Reserves

The CEB’s general reserves are derived principally from the Bank’s profit. Acting upon annual recommendations of the Administrative Council and final resolutions of the Governing Board, the Bank has historically allocated substantially all of its profits towards reserves. In addition, reserves have increased over the years as a result of the accession of new Member States, which are not only required to subscribe to the Bank’s capital and to contribute the amount required to be paid in, but also to contribute to the general reserves in proportion to their share in the capital.

At year-end 2011, reserves decreased slightly to €1.61 billion compared to €1.69 billion at year-end 2010, as a result of €111 million profit allocated to the general reserves and of the incorporation in 2011 of €185 million from reserves as paid-in capital in connection with the Bank’s sixth capital increase. See “Capital Structure—Subscribed, Called and Uncalled Capital”.

OPERATIONS

Introduction

The CEB aims to contribute to the strengthening of social cohesion in Europe through long-term lending to governments, local and regional authorities, public and private financial institutions and other public and private legal entities approved by a Member State. The Bank’s activities have broadened and shifted since its founding in 1956, when its statutory priorities were to provide aid to refugees and migrants and support projects related to natural or ecological disasters. At various times over the course of its history, the CEB has focused on social housing for low-income persons, vocational training, territorial development, employment and infrastructure improvement. Today, the CEB’s projects and loans activity is structured around three “sectoral lines of action”, each consisting of sectors of action as follows:

•	“Strengthening social integration”, which includes:

•	aid to refugees, migrants and displaced persons;

•	social housing for low-income persons;

•	creation and preservation of viable jobs (particularly through financing of SMEs); and

•	improvement of living conditions in urban and rural areas;

•	“Managing the environment”, which includes:

•	natural or ecological disasters;

•	protection of the environment; and

•	protection and rehabilitation of historic and cultural heritage;

•	“Supporting public infrastructure with a social vocation”, which includes:

•	health;

•	education and vocational training; and

•	infrastructure of administrative and judicial public services.

In organizing its diverse project and loan activity around these sectoral lines of action, the Bank aims to present its activities in a clear manner and to demonstrate its commitment in favor of sustainable social development.

The shift in and expansion of the Bank’s social objectives have been accompanied by a changing geographic focus. When first formed, the Bank’s activities were primarily concentrated in Germany, France, Italy, Greece, Turkey and Cyprus. During the late 1970s and 1980s, the Bank’s geographical reach expanded to Southern Europe, in particular to Spain, Portugal and Yugoslavia. The end of the Cold War prompted increased lending to Central and Eastern Europe. Today, the Bank’s resources are focused, although not exclusively, on Central and Southeastern Europe including Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Cyprus, the Czech Republic, Estonia, Georgia, Hungary, Latvia, Lithuania, Malta, Moldova, Montenegro, Poland, Romania, Serbia, the Slovak Republic, Slovenia, “the former Yugoslav Republic of Macedonia” and Turkey, which are referred to as the Bank’s “Target Group countries”.

Overview of CEB’s Lending Activities

The tables below summarize the CEB’s lending activity in terms of project amounts approved and loans disbursed by sectoral line of action and by country of the borrower over the past two years, as well as the 5-year cumulative totals over the 2007-2011 period. Because the Bank’s policies and procedures generally result in loans being approved and disbursed in different years, amounts approved and amounts disbursed in any given year do not necessarily relate to the same projects.

Projects approved are projects that have been submitted to the Administrative Council and approved for funding. Loans disbursed are loans that have actually been paid to the borrower.

PROJECTS APPROVED

per country and per sectoral line of action, from 2007 to 2011					in thousand euros
COUNTRIES	2011		2010		Accumulated total 2007-2011
	Amounts	%	Amounts	%	Amounts	%
Albania					66 000	0.6
Belgium	270 000	12.8	275 000	12.1	645 000	5.7
Bosnia and Herzegovina	9 200	0.4			138 500	1.2
Bulgaria	30 000	1.4	25 000	1.1	100 000	0.9
Croatia	155 000	7.3	6 480	0.3	261 480	2.3
Cyprus			265 000	11.7	455 523	4.0
Czech Republic	100 000	4.7			195 000	1.7
Denmark					100 000	0.9
Estonia					35 000	0.3
Finland			100 000	4.4	375 000	3.3
France	200 000	9.5	250 000	11.0	1 000 000	8.8
Georgia	60 000	2.8			60 000	0.5
Germany *			57 500	2.6	727 400	6.4
Hungary	150 000	7.1	125 000	5.5	904 000	8.0
Iceland					224 000	2.0
Ireland			125 000	5.5	335 000	3.0
Italy					352 000	3.1
Latvia					150 000	1.3
Lithuania					140 000	1.2
Moldova	13 400	0.6			27 400	0.2
Montenegro			25 000	1.1	25 000	0.2
Poland	300 000	14.2	302 400	13.3	1 553 100	13.7
Portugal			100 000	4.4	665 000	5.9
Romania	100 000	4.7			100 000	0.9
Serbia	138 500	6.6	67 000	3.0	255 500	2.3
Slovak Republic	100 000	4.7	50 000	2.2	150 000	1.3
Slovenia			40 000	1.8	140 000	1.2
Spain	350 000	16.6	108 000	4.8	888 000	7.8
Sweden					209 000	1.8
“the former Yugoslav Republic of Macedonia”	34 000	1.6	46 000	2.0	152 850	1.4
Turkey	100 000	4.7	300 000	13.2	887 100	7.8

TOTAL	2 110 100	100.0	2 267 380	100.0	11 316 853	100.0

*	of which € 7.5 million for projects approved in favour of target group countries in 2010.
NB -	Information presented in this table regarding amounts approved reflects the location of the registered office of the borrower and not that of the ultimate beneficiary, who may be based in another country. Consequently, the figures provide information on the risk profile of the Bank’s borrowers and not that of the ultimate beneficiaries of its lending operations.

SECTORAL LINES OF ACTION **	2011		2010		Accumulated total 2007-2011
	Amounts	%	Amounts	%	Amounts	%
Strengthening social integration	1 193 650	56.6	1 125 830	49.7	6 051 772	53.5
Aid to refugees, migrants and displaced persons	10 000	0.5			37 000	0.3
Housing for low-income persons	318 900	15.1	342 000	15.1	1 919 170	17.0
Creation and preservation of viable jobs	585 500	27.7	400 000	17.7	2 610 420	23.1
Improvement of living conditions in urban and rural areas	279 250	13.2	383 830	16.9	1 485 182	13.1
Managing the environment	460 750	21.8	570 000	25.1	2 559 107	22.6
Natural or ecological disasters	270 000	12.8	250 000	11.0	582 696	5.1
Protection of the environment	180 250	8.5	315 000	13.9	1 927 373	17.0
Protection and rehabilitation of historic and cultural heritage	10 500	0.5	5 000	0.2	49 038	0.4
Supporting public infrastructure with a social vocation ***	455 700	21.6	571 550	25.2	2 705 974	23.9
Health	129 200	6.1	162 810	7.2	802 534	7.1
Education and vocational training	207 500	9.8	228 200	10.0	1 514 250	13.4
Infrastructure of administrative and judicial public services	119 000	5.6	180 540	8.0	389 190	3.4

TOTAL	2 110 100	100.0	2 267 380	100.0	11 316 853	100.0

**	amounts as estimated at the time of project approval.
***	Following the adoption of Resolution 1522 (2009), the sectoral line of action “Supporting public infrastructure with a social vocation” contains the same components as the sectoral line of action formerly referred to as “Developing human capital”, but now also includes the sector “Infrastructure of administrative and judicial public services”.
NB -	Percentages may not add up to 100 due to rounding.

LOANS DISBURSED

per country and per sectoral line of action, from 2007 to 2011					in thousand euros
COUNTRIES	2011		2010		Accumulated total 2007-2011
	Amounts	%	Amounts	%	Amounts	%
Albania	25 137	1.4	21 303	1.2	92 078	1.1
Belgium	235 000	12.7	35 000	2.0	295 000	3.5
Bosnia and Herzegovina	547	0.03	1 718	0.1	101 056	1.2
Bulgaria	12 000	0.6	7 500	0.4	32 928	0.4
Croatia	10 000	0.5	31 053	1.7	152 413	1.8
Cyprus	71 274	3.8	114 562	6.5	394 485	4.6
Czech Republic			5 000	0.3	27 000	0.3
Denmark					100 000	1.2
Estonia	16 542	0.9	5 000	0.3	21 542	0.3
Finland			100 000	5.6	380 000	4.5
France	87 500	4.7	100 000	5.6	637 500	7.5
Germany *	131 863	7.1	252 500	14.2	742 363	8.7
Greece					52 719	0.6
Hungary	204 257	11.0	160 726	9.0	946 445	11.1
Iceland			32 003	1.8	195 439	2.3
Ireland					74 870	0.9
Italy **	16 000	0.9	20 000	1.1	378 100	4.4
Latvia					136 500	0.4
Lithuania					39 448	0.5
Moldova	1 024	0.1	300	0.02	8 337	0.1
Montenegro	10 000	0.5			10 000	0.1
Norway					65 000	0.8
Poland	202 044	10.9	395 717	22.2	1 043 287	12.2
Portugal	100 000	5.4	105 000	5.9	306 730	3.6
Romania	146 364	7.9	147 767	8.3	694 169	8.1
Serbia	32 500	1.8			75 583	0.9
Slovak Republic	29 126	1.6	4 126	0.2	33 252	0.4
Slovenia			54 000	3.0	134 130	1.6
Spain	164 000	8.8	124 000	7.0	551 532	6.5
Sweden	56 200	3.0			207 254	2.4
“the former Yugoslav Republic of Macedonia”	3 700	0.2	9 500	0.5	30 930	1.6
Turkey	300 086	16.2	55 375	3.1	578 094	6.8

TOTAL	1 855 164	100.0	1 782 150	100.0	8 538 184	100.0

*	of which €24.5 million in favour of target group countries (2011) and €22.5 million in 2010.
**	in favour of target group countries (2011) and €20 million in 2010.
NB -	Information presented in this table regarding amounts disbursed reflects the location of the registered office of the borrower and not that of the ultimate beneficiary, who may be based in another country. Consequently, the figures provide information on the risk profile of the Bank’s borrowers and not that of the ultimate beneficiaries of its lending operations.

	2011		2010		Accumulated total
SECTORAL LINES OF ACTION					2007-2011
	Amounts	%	Amounts	%	Amounts	%
Strengthening social integration	933 126	50.3	1 023 629	57.4	4 678 031	54.8
Aid to refugees, migrants and displaced persons	5 000	0.3	15 197	0.9	123 418	1.4
Housing for low-income persons	279 297	15.1	254 590	14.3	1 347 482	15.8
Creation and preservation of viable jobs	380 956	20.5	428 427	24.0	2 165 833	25.4
Improving living conditions in urban and rural areas	267 873	14.4	325 415	18.2	1 041 298	12.2
Managing the environment	528 189	28.5	340 905	19.2	1 960 429	23.0
Natural or ecological disasters	173 690	9.4	33 845	1.9	431 458	5.1
Protection of the environment	343 826	18.5	295 001	16.6	1 435 561	16.8
Protection and rehabilitation of historic and cultural heritage	10 673	0.6	12 059	0.7	93 410	1.1
Supporting public infrastructure with a social vocation ***	393 849	21.2	417 616	23.4	1 899 724	22.2
Health	71 548	3.9	113 712	6.4	604 585	7.1
Education and vocational training	318 130	17.1	302 035	16.9	1 225 121	14.3
Infrastructure of administrative and judicial public services	4 171	0.2	1 869	0.1	70 018	0.8

TOTAL	1 855 164	100.0	1 782 150	100.0	8 538 184	100.0

***	Following the adoption of Resolution 1522 (2009), the sectoral line of action “Supporting public infrastructure with a social vocation” contains the same components as the sectoral line of action formerly referred to as “Developing human capital”, but now also includes the sector “Infrastructure of administrative and judicial public services”.
NB -	Percentages may not add up to 100 due to rounding.

Sectoral Lines of Action

Strengthening Social Integration

The sectoral line of action “strengthening social integration” is composed of four sectors of action:

•

Aid to refugees, migrants and displaced persons. Projects in this sector consist, among other things, of reconstruction and repair of reception facilities (such as reception centers, temporary and permanent social housing); preventive and curative medicine programs; education and vocational training programs; and the financing of technical infrastructure and basic amenities required in response to emergencies.

•

Housing for low income persons. Activities in this sector include, among other things, providing adequate housing for low-income persons in urban and rural areas; the construction of infrastructure such as water supply, collection and treatment of wastewater; the construction of accommodation for the elderly that enable medical treatment; or the renovation of student residences.

•

Creation and preservation of viable jobs. This sector aims to create and preserve jobs by facilitating access to credit for micro, small and medium-sized enterprises, as well as for entities exercising a craft activity or family businesses.

•

Improvement of living conditions in urban and rural areas. Projects in this sector include, among other things, improvement of neighborhoods or cities lacking in infrastructure, including social and cultural amenities. In rural areas, the Bank finances projects located in regions characterized by low population density and activities in sectors such as agriculture, forestry, aquaculture and fishing.

Managing the Environment

The sectoral line of action “managing the environment” is composed of three sectors of action:

•

Natural or ecological disasters. Projects in this sector mostly consist of the reconstruction or rehabilitation of destroyed or damaged public structures and basic infrastructure facilities such as water supply, the treatment of wastewater and solid waste, electricity and gas supplies. Operational material and equipment for emergency operations can also be eligible for CEB financing. The CEB aims to provide national and local authorities with assistance in the reconstruction of the disaster-affected areas and to develop means for the prevention of natural or ecological disasters, in particular floods, fires, avalanches, earthquakes and landslides.

•

Protection of the environment. Projects in this sector involve, among other things, reduction and treatment of solid and liquid waste; clean-up and protection of surface and underground water; protection against noise; production of renewable energy and reduction of air pollution, excluding installations of an industrial nature; protection and development of biodiversity; and cleaner transport networks.

•

Protection and rehabilitation of historic and cultural heritage. Projects in this sector are aimed at the protection and the rehabilitation of elements of historic and cultural heritage classified as such by UNESCO or by the relevant Member State of the Bank.

Supporting public infrastructure with a social vocation

The sectoral line of action “Supporting public infrastructure with a social vocation” is composed of three sectors of action:

•

Health. Financing of projects in the health sector involves, among other things, the construction, renovation and modernization of health infrastructure such as hospitals, neighborhood healthcare centers (including those specialized in providing assistance to vulnerable target groups, such as populations living below the poverty threshold, abandoned children, children in vulnerable situations, persons with disabilities and ethnic minorities) or centers specializing in healthcare for the elderly and the disabled.

•

Education and vocational training. Projects in this sector involve the financing of the construction and modernization of primary and secondary schools, university and vocational training infrastructure as well as the provision of teaching equipment. The CEB finances programs providing assistance in the training of specialized staff in the social and education sectors as well as professional retraining programs in declining economic sectors. Financing of vocational training is particularly focused on SMEs.

•

Infrastructure of administrative and judicial public services. Following the Third Council of Europe Summit (Warsaw, May 2005), the CEB introduced this new sector of action in 2006. It focuses on financing projects for the construction, rehabilitation or transformation of infrastructure or buildings intended for public services. These projects are designed to contribute to the improvement of the organization and functioning of the Member States’ administrative and judicial public services.

SELECTED FINANCIAL INFORMATION

The following selected financial information as of and for the years ended December 31, 2011, 2010, 2009, 2008 and 2007 has been derived from the CEB’s audited financial statements for those periods. The financial statements as of and for the years ended December 31, 2011, 2010 and 2009 were audited by Deloitte & Associés, Paris. The audit was conducted in accordance with International Standards on Auditing as issued by the International Federation of Accountants. The financial statements as of and for the years ended December 31, 2008 and 2007 were audited by the Bank’s previous independent auditor.

The CEB’s financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“IFRS-EU”). IFRS-EU differ in certain respects from the IFRS as published by the International Accounting Standards Board. The selected financial information should be read in conjunction with the Bank’s audited financial statements and notes thereto and with the section entitled “Financial Review”.

	Year ended December 31,
	2007	2008	2009	2010	2011
	(In thousands of euros, except ratios)
Selected Profit and Loss Account Data
Interest and similar income[1]	762,972	901,998	406,098	268,283	394,205
Interest expenses and similar charges	(645,796)	(778,866)	(264,617)	(131,698)	(253,533)

Interest margin[1]	117,176	123,132	141,481	136,585	140,672

Net gains or losses from financial instruments at fair value through profit or loss[1,2]	5,509	4,665	(1,225)	(1,050)	3,788
Net gains or losses from available-for-sale financial assets	675	(626)	183	62	54
Commissions and other net expenses[3]	(498)	(914)	(1,573)	(1,941)	(1,556)

Net banking income	122,862	126,257	138,866	133,656	142,958

General operating expenses[3]	(27,984)	(27,898)	(29,081)	(32,062)	(34,614)
Net depreciation and amortization charges of fixed assets	(1,605)	(1,623)	(1,823)	(1,838)	(1,993)

Gross operating income	93,273	96,736	107,962	99,756	106,351

Cost of risk	—	(909)	(913)	16,109	—

Net profit	93,273	95,827	107,049	115,865	106,351

	As of December 31,
	2007	2008	2009	2010	2011
	(In thousands of euros, except ratios)
Selected Balance Sheet Information
Assets
Cash in hand, balances with central banks	185,983	194,275	386,883	230,316	242,980
Financial assets at fair value through profit or loss[2]	182,180	289,582	314,346	1,216,278	1,658,168
Hedging derivatives	1,003,008	1,693,822	1,295,361	1,226,344	1,224,143
Available-for-sale financial assets	2,262,071	2,628,227	4,965,778	6,332,058	3,649,876
Loans to credit institutions and to customers[4]	12,114,377	12,601,277	12,326,370	12,115,390	12,283,910
Advances to credit institutions and to customers[5]	746,850	1,979,204	1,281,996	1,322,336	4,719,503

	As of December 31,
	2007	2008	2009	2010	2011
	(In thousands of euros, except ratios)
Financial assets held to maturity	1,969,611	1,975,983	2,123,226	2,241,862	2,267,665
Other assets[6]	44,865	40,670	36,620	36,422	36,937

Total assets	18,508,945	21,403,040	22,730,580	24,721,006	26,083,182

Liabilities
Financial liabilities at fair value through profit or loss[2]	2,761,104	2,515,544	2,312,949	1,275,923	587,231
Debt securities in issue	13,263,780	16,171,014	17,680,780	19,855,536	20,958,367
Other liabilities[7]	658,376	931,753	778,079	1,530,892	2,425,919

Total liabilities	16,683,260	19,618,311	20,771,808	22,662,351	23,971,517

Total equity	1,825,685	1,784,729	1,958,772	2,058,655	2,111,665

Selected Operating Data
Loans outstanding at period end[8]	12,007,330	12,423,248	12,198,303	11,987,963	12,074,990

	As of December 31,
	2007	2008	2009	2010	2011
	(In thousands of euros, except ratios)
Selected Balance Sheet Information
Loans disbursed during the period	1,589,709	1,505,372	1,805,788	1,782,150	1,855,164
Selected Ratios[9]
Cost-to-income ratio[10]	24.1%	23.4%	22.3%	25.4%	25.6%
Capital adequacy ratio	13.5%	20.4%	20.3%	23.5%	30.4%
Risk asset coverage ratio	18.3%	33.1%	40.5%	50.7%	72.1%
Indebtedness ratio	3.20	3.66	3.80	3.78	2.89
Portfolio ratio	1.08	1.45	1.79	1.86	1.41
Strengthened liquidity ratio	95.1%	103.7%	102.2%	121.1%	128.8%

(1)	As of January 1, 2009, the Bank’s net interest related to foreign exchange swaps is classified under “Loans and advances to credit institutions and to customers” (and, as a result, “Interest margin”), while it was previously recorded under “Net gains or losses from financial instruments at fair value through profit or loss”. Consequently, the line items “Loans and advances to credit institutions and to customers” and “Net gains or losses from financial instruments at fair value through profit or loss” in the audited financial statements for the year ended December 31, 2008 have been restated on a basis consistent with the new presentation. Similarly, the line items “Interest and similar income”, “Interest margin” and “Net gains or losses from financial instruments at fair value through profit or loss” in the table above have been restated for the year ended December 31, 2008. The restatement resulted in a decrease of approximately €5 million in “Net gains or losses from financial instruments at fair value through profit or loss” and a corresponding increase of the same amount in “Loans and advances to credit institutions and to customers” in the audited financial statements for the year ended December 31, 2008. Figures for prior periods have not been restated.
(2)	Derivatives are by default considered to be transaction instruments, except if they can qualify as hedging instruments. They are recorded in the balance sheet under the line item “Financial assets at fair value through profit or loss” in cases of positive market value and under “Financial liabilities at fair value through profit or loss” when the market value is negative. Profit or losses are recorded in the profit and loss account under the line item “Net gains or losses from financial instruments at fair value through profit or loss”.
(3)	As of January 1, 2009, the Bank’s expenses relating to debt securities (rating, consulting, audit and legal) are classified under “Net banking income”, while they were previously recorded as general operating expenses. The line items “General operating expenses” and “Commissions and other net expenses” have been restated for the year ended December 31, 2008 on a basis consistent with the new presentation. The restatement resulted in a decrease in “General operating expenses” of approximately €0.5 million and a decrease of the same amount in “Net banking income” in the audited financial statements for the year ended December 31, 2008. Figures for prior periods have not been restated.

(4)	Loans to credit institutions and to customers consist of non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and that the Bank does not intend to sell immediately or in the short term.
(5)	Advances to credit institutions and to customers consist of amounts in correspondent accounts and in money-market instruments. The CEB’s correspondent accounts consist of accounts with other banks, except central banks, that allow it to receive or to make payments or to handle other financial transactions related to its operations.
(6)	Includes tangible and intangible assets and other assets.
(7)	Includes hedging derivatives, amounts owed to credit institutions and to customers, amounts in the Selective Trust Account, provisions and other liabilities.
(8)	Loans outstanding exclude accrued interest, IFRS fair value adjustments and loans depreciation. The amount of loans depreciation is immaterial as of December 31, 2011.
(9)	These ratios are internal to the Bank’s risk management policy framework, may not correspond to similar ratios used by other international financial institutions and are not required by statute, regulation or otherwise. The CEB is not subject to regulatory oversight by its Member States, to the Basel Committee Recommendations or to European Union Directives. See “Risk Management—Prudential Framework” for a description of these ratios and their use by CEB.
(10)	The “cost-to-income ratio” equals general operating expenses (including net depreciation and amortization charges of fixed assets) divided by net banking income. Consistent with information provided in footnote 3 above, this ratio has also been restated at the end of 2008.

FINANCIAL REVIEW

The following discussion should be read in conjunction with the CEB’s audited financial statements and notes thereto in Exhibit 2 of this annual report on Form 18-K.

Overview

As a development bank with a social vocation, the CEB does not operate with the objective of maximizing profit. The Bank makes every effort to obtain funds in the international capital markets on the best possible terms and to pass these advantages on to beneficiaries minus an intermediation margin to cover the Bank’s risk and general operating expenses. The CEB’s net banking income essentially derives from interest margin (see “Results of Operations” below). When such a profit is earned, the Bank’s policy is to allocate substantially all of it towards general reserves, which may then be used to support increased lending activity.

The global recovery lost momentum in 2011, as the economy continued to be marked by a financial crisis that began in 2007. Sustained high unemployment and unprecedented public deficits hampered growth in the United States and Europe and led to increased concern regarding Europe’s sovereign debt and financial markets. The sovereign debt crisis in Europe and the downgrading of certain Member States led to a deterioration of the Bank’s risk asset coverage ratio in 2011, as described under “Risk Management—Prudential Ratio” below. Since 2009, the Bank has taken steps to increase its liquidity reserves in response to these market conditions. Liquidity reserves consist principally of cash-in-hand, balances with central banks, available-for-sale financial assets and advances to credit institutions and customers. The sum of these items grew from €7.9 billion at the end of 2010 to €8.6 billion at December 31, 2011.

In 2011, the Bank’s outstanding loans (including accrued interest and IFRS fair value adjustments) increased slightly to €12.3 billion, from approximately €12.1 billion in 2010. Outstanding debt used to support these operations increased by 5.6% in 2011 to €21.0 billion after having increased by 12.3% in 2010 to €19.9 billion. The Bank’s net profit in 2011 was €106.4 million, compared to €115.9 million in 2010. Excluding an exceptional profit of €16.1 million in 2010 following the final settlement of a dispute with a paying agent, 2011 profits increased by 6.6% compared to 2010. General reserves (after allocation of the Bank’s profit) decreased by 4.4% in 2011 to €1.72 billion after having grown by 6.6% in 2010 to €1.80 billion, as a result of the incorporation of reserves into paid-in capital in connection with the 6th capital increase and of 2011 profit to be allocated to the general reserves (see “Capital Structure—Subscribed, Called and Uncalled Capital”). Equity remained stable at approximately €2.1 billion.

Results of Operations

Interest income

Interest income includes interest received on available-for-sale financial assets, financial assets held to maturity and loans and advances to credit institutions and customers. Interest income increased by €125.9 million in 2011 to €394.2 million compared to €268.3 million in 2010, principally as a result of increasing interest on available-for-sale securities and interest on loans and advances to credit institutions and customers, both of which rose in line with average market rates.

Interest expense

Interest expense includes interest on outstanding debt securities in issue, amounts owed to credit institutions and customers and other interest expenses and similar charges. Interest expense increased by €121.8 million in 2011 to €253.5 million compared to €131.7 million in 2010, in line with the development of average market rates.

Interest margin

Net interest margin increased by €4.1 million (approximately 3%) in 2011 to €140.7 million from €136.6 million in 2010. This increase resulted mainly from increased interest income on available-for-sale securities and on loans and advances to credit institutions and customers.

General operating expenses

General operating expenses increased by €2.5 million to €34.6 million for the year ended December 31, 2011 compared to €32.1 million for the year ended December 31, 2010.

The increase is mainly due to a rising number of staff members (171 permanent staff members at the end of 2011 compared to 159 at the end of 2010) and higher staff costs, including post-employment benefits. The cost-to-income ratio (general operating expenses including net depreciation and amortization charges of fixed assets divided by net banking income) remained essentially stable at 25.6% for the year ended December 31, 2011, compared to 25.4% for the year ended December 31, 2010, as a result of the increase in net banking income.

Cost of risk

The Bank recorded no cost of risk in 2011, compared to the recording of a gain of €16.1 million in 2010 following the execution of the December 7, 2009 Spanish Supreme Court judgment in a lawsuit between the Bank and one of its paying agents.

Balance Sheet

Overview

As of December 31, 2011, total assets amounted to €26,083 million compared to €24,721 million as of December 31, 2010, which represented an increase of 5.5%. The growth in total assets is in part attributable to a nearly three-fold increase in the volume of advances and a 1.4% increase in the amount of loans (reflecting a 6.2% increase in loans to customers and a 3% decrease in loans to credit institutions). The Bank did not record any impairment at the end of 2011.

As of December 31, 2011, total liabilities amounted to €23,972 million compared to €22,662 million as of December 31, 2010, which represents an increase of 5.8%. Total liabilities rose largely as a result of a €1,103 million, or 5.6%, increase in debt securities at year-end 2011 compared to year-end 2010 and a €895 million, or 58.5%, increase in other liabilities mainly for collateral received on hedging derivatives. As of December 31, 2011, new debt issuances with maturities of at least one year amounted to €4,159 million (see “—Funding”), while repayments totaled €4,103 million. Financial liabilities at fair value through profit or loss and hedging derivatives instruments decreased by €658 million at December 31, 2011 compared to December 31, 2010, primarily as a result of exchange rate effects. Other liabilities, amounts owed to credit institutions and to customers and amounts in the Selective Trust Account and provisions, rose from €1,085.2 million at year-end 2010 to €1,948.7 million at year-end 2011, mainly due to the increase in collateral received on hedging derivatives described above.

Equity totaled €2,112 million at year-end 2011, up 2.6% compared to year-end 2010. This increase, resulting from the Bank’s net profits (€106.4 million in 2011), was partially mitigated by an increase in losses recognized directly in equity on the available-for-sale portfolio, which amounted to €162 million at year-end 2011 compared with €114 million at year-end 2010.

Securities Portfolio

The Bank’s balance sheet assets include two securities portfolios: available-for-sale financial assets and financial assets held to maturity. The total value of these portfolios decreased by €2,656 million to €5,918 million at December 31, 2011 from €8,574 million at December 31, 2010, as the Bank reallocated its short-term investments from securities to bank deposits.

The available-for-sale financial assets consist of securities with maturities of up to 15 years. In order to limit exposure to interest rate risk, securities with maturities in excess of one year are floating-rate, through asset swaps where applicable. Short-term instruments, which have maturities of less than one year and which represent an alternative to bank deposits, can include Euro Commercial Paper (ECP), though the CEB did not hold any ECP as of December 31, 2011. The CEB held €1.9 billion in short-term instruments as of December 31, 2011. Long-term securities, with a maturity in excess of one year, must have an AA or Aa2 rating at the time of purchase. They are capped at €2 billion. For instruments maturing in less than one year, the minimum rating required is A-1 or P-1. At December 31, 2011, the total value of securities in this portfolio with a maturity of more than one year amounted to €1.8 billion.

The portfolio of financial assets held to maturity consists of euro-denominated plain vanilla fixed-rate bonds with a maximum maturity of 30 years. Securities in this portfolio are required to have a minimum rating of AA or Aa2 when purchased. Securitization products and other securities issued by specialized vehicles are, however, required to have AAA/Aaa ratings and are capped at €500 million. As of December 31, 2011, CEB did not hold any securitization products or other securities issued by specialized vehicles. The value of the held-to-maturity portfolio must not exceed the available capital (paid-in capital and reserves) plus the Selective Trust Account and provisions for post-employment benefits. The strategic objective is to achieve a satisfactory long-term return on these funds. The portfolio is recorded in the accounts at amortized cost. Except in exceptional circumstances, the securities in this portfolio may not be exchanged or sold. At December 31, 2011, the total value of this portfolio amounted to €2.3 billion.

Funding

Subject to the annual borrowing authorization set by the Administrative Council, the CEB issues debt in the international capital markets. In 2011, the Bank borrowed a total of €3.95 billion in 11 financing operations, including six re-openings of existing issues, with a maturity of one year or more. This amount is higher than the volume of financing in 2010, which stood at €3 billion and consisted of 12 funding operations, including seven re-openings of existing issues. The 2011 funding programme fulfilled two main objectives: the cover the requirements arising from CEB’s lending activity, and to enable the Bank to honor its debt maturities.

The volume of funds raised in 2011 also enabled the Bank to maintain liquidity at the level set by the Administrative Council. In this context, the stock of projects approved is taken into account in the projected cash requirements. In accordance with its prudent liquidity policy, the Bank’s reinforced liquidity ratio requires at least 50% of projected cash requirements for the coming three years to be available in cash. These projected requirements include the funding of approved projects and the additional liquidity requirements covering the risk of default over three years.

To ensure the necessary funding to finance its activities, the Bank continues to combine benchmark operations on major currencies targeting a broad range of institutional investors with debt issues in a given currency or with a more specific structure designed to meet specific investor demands.

In 2011, 54% of the funds raised by the Bank were denominated in U.S. dollars, 25% in euros, 12% in Australian dollars, 5% in Brazilian real and 4% in British pounds. In 2010, in comparison, 34% of the funds raised by the Bank were denominated in euros, 31% in Australian dollars, 25% in U.S. dollars and 10% in British pounds. These transactions enabled the Bank to diversify the markets in which it finances its activities and broaden its investor base.

The CEB was active on the U.S, dollar market with three benchmark bond issues of USD 1 billion each. These transactions were launched under a “Global Format”, two of them maturing in 2016 and the third in 2015. The U.S. dollar market was the CEB’s most important market in terms of financing volumes in 2011.

Under its Euro Medium Term Note (EMTN) programme, the CEB completed a benchmark transaction of €1 billion which will mature in 2021. This transaction made the euro the CEB’s second leading currency in terms of financing volume.

Under the same programme, the CEB carried out a re-opening transaction of AUD 50 million of the February 2015 Australian dollar line.

Through its Australian and New Zealand Dollar MTN programme, the CEB re-opened two existing lines in 2011. A first transaction amounting to AUD 250 million was launched in February 2011, re-opening the December 2015 line. The existing September 2014 line was re-opened on two occasions during the month of June 2011, first by a transaction of AUD 125 million and then by a transaction of AUD 200 million.

In the Australian dollar market, the CEB has four existing transactions large enough in terms of volume to be considered benchmark issues. These issues have helped build the CEB’s benchmark curve in the Australian market and, in 2011, made the Australian dollar the third-largest currency for the CEB in terms of financing volume and the second-largest in terms of its total outstanding debt.

A transaction targeted to Japanese domestic investors was launched in July 2011 under CEB’s EMTN programme. This transaction, which amounted to BRL 409 million, is the first transaction carried out in this currency by the CEB and will mature in July 2015.

The CEB completed its 2011 funding activity with two transactions carried out in the GBP market under the EMTN programme. The existing November 2015 line was re-opened on two occasions during the month of January, first by a transaction amounting to GBP 50 million and second by a transaction amounting to GBP 100 million. These transactions made the GBP market the fifth largest in terms of financing volume in 2011.

All the financing operations carried out in 2011 were hedged with swaps to eliminate both interest rate and currency risks. Through such swaps, the total amount of funds borrowed in other currencies than the euro was converted into euros.

The average maturity of the issues launched in 2011 was six years, compared with seven years in 2010. The table below shows funds raised in their original currencies:

Debt issued in 2011

Payment date	Maturity date	Currency	Term	Nominal amount (in millions)	Lead manager
14/01/2011	11/29/2015	GBP	4 years & 10 months *	50	HSBC
28/01/2011	11/29/2015	GBP	4 years & 10 months *	100	Deutsche Bank / Royal Bank of Canada
10/02/2011	12/14/2015	AUD	4 years & 10 months *	250	HSBC
16/02/2011	02/16/2016	USD	5 years	1 000	HSBC / BNP Paribas / JP Morgan /
					Royal Bank of Canada
17/03/2011	02/10/2015	AUD	3 years & 11 month *	50	Deutsche Bank
11/05/2011	01/15/2015	USD	3 years & 8 months *	1 000	HSBC / JP Morgan / Credit Suisse /
					Goldman Sachs
01/06/2011	09/16/2014	AUD	3 years & 4 months *	125	Goldman Sachs
28/06/2011	09/16/2014	AUD	3 years & 3 months *	200	JP Morgan
15/07/2011	07/23/2015	BRL	4 years	409	Daiwa
31/08/2011	08/31/2021	EUR	10 years	1 000	Credit Suisse / Deutsche Bank / Credit Agricole / Rabobank
22/09/2011	09/22/2016	USD	5 years	1 000	HSBC / Goldman Sachs / JP Morgan / UBS

*	new issuance of existing bonds

In 2011, 71% of the issues carried out under the borrowing programme had final maturities of five years or more, compared with 93% in 2010, in order to ensure the refinancing of the Bank’s loans and avoid cash gaps in the coming years.

The EMTN programme was updated in November 2010 to adapt the legal framework of the Bank’s issues under this programme to changes in financial market regulations. The Australian and New Zealand Dollar MTN programme was updated in July 2010. The CEB’s Euro-Commercial Paper Programme was updated in December 2011.

At December 31, 2011, the outstanding debt represented by securities (bonds and commercial paper), excluding interest payable, amounted to €19.8 billion, up from €18.8 billion in the previous year. In 2011, the Bank did not repurchase any of its long term debt whereas it did make a repurchase to the value of €28 million in 2010. On the other hand, it made early repayments totaling €32 million, compared with €6 million in 2010. Taking these operations and the new issues into account, the breakdown of debt by maturity is as shown in the chart below.

Financing commitments and stock of projects awaiting financing

In connection with its lending activities, the Bank enters into project financing commitments for loans to be disbursed in the near future.

Financing commitments consist of amounts which remain to be disbursed for projects with respect to which either a framework loan agreement has been signed or at least one disbursement has been released. Stock of projects awaiting financing consists of financing commitments plus any amounts in respect of projects that have been approved but for which the Bank has yet to enter into a financial commitment. For additional information on financing commitments see “Risk Management—Credit Risk—Financing Commitments” and “—Off-Balance Sheet Arrangements”.

At December 31, 2011, the Bank had approximately €3.9 billion in financing commitments to be paid out compared to approximately €4.0 billion at December 31, 2010. This relative stability reflects the fact that the loan disbursements were compensated by an equivalent amount of new commitments signed. The stock of projects awaiting financing for Target Group countries has risen significantly in recent years, from approximately €1.8 billion at year-end 2004 to approximately €3.5 billion at December 31, 2011. This increase is due to the Bank’s policy of increasing lending to Target Group countries as well as the slower disbursement rate for these projects.

The table below presents information on the CEB’s stock of projects awaiting financing (including financing commitments) at year-end 2011 and 2010.

	As of December 31,
	2011	2010
	(in thousands of euros)
Stock of projects awaiting financing[1]	5,269,958	5,191,632
of which
Financing Commitments	3,851,515	4,002,815

For Target Group countries	3,518,385	3,440,785

(1)	In addition, the Bank guaranteed loans granted by a financial institution for an amount of €0.1 million in 2011 and €0.1 million in 2010. These guarantees were offset by a counter-guarantee received from a Member State for an identical amount.

Information presented in the above table reflects the location of the registered office of the borrower and not that of the ultimate beneficiary, who may be based in another country. Accordingly, the figures in the table provide information on the risk profile of the Bank’s borrowers and not that of the ultimate beneficiaries of its lending operations.

RISK MANAGEMENT

Risk management and control are of paramount importance to the creditworthiness of a financial institution. Within the context of its lending and treasury activities, the CEB is exposed to four main types of risk: credit risk, market risk, liquidity risk and operational risk.

As a supranational financial institution, the CEB is not subject to its Member States’ regulatory framework, the Basel Committee Recommendations or to European Union Directives. However, the CEB has decided to apply these regulations as framework guidelines for its risk management, control policy and due diligence procedures. The CEB closely follows the developments under the Basel II framework in addition to the banking profession’s best practices as implemented by international financial institutions and as recommended in the framework of “Know Your Customer” (KYC) procedures. In order to maintain a satisfactory level of compliance with these regulations and guidelines, the CEB reviews and adjusts its procedures whenever necessary.

The Bank has continued its prudent credit risk policy during the financial crisis. Exhaustive assessment and close monitoring together with a conservative management approach are the cornerstones of this policy (e.g. minimum rating required for securities portfolios, and for Western European banks for project financing; additional strict requirements when dealing with derivatives).

Key Risk Responsibilities

The CEB’s risk management function is independent from the Bank’s operational activities. Several actors play a part in the Bank’s risk management, as discussed below.

Risk analysis is also conducted considering the guidelines of the Bank’s Prudential Framework.The CEB’s Prudential Framework, which is organized around several ratios discussed below under “—Prudential Framework”, enables the Risk Management Department, Assets and Liabilities Management Department and Organization Department (together, the “Dedicated Departments”) to determine if the Bank’s activities and operations are conducted in accordance with risk management guidelines established by the Bank’s management. The Dedicated Departments transmit their findings to the “Decision-Making Committees”, which include the Risk Committee, ALM Committee, Finance Committee, Funding Committee and Committee for Operational Risks and Organisation. The Dedicated Departments and Decision-Making Committees are discussed below under “—Key Risk Responsibilities—Dedicated Departments” and “—Key Risk Responsibilities—Decision-Making Committees”.

Dedicated Departments

The following Dedicated Departments monitor the CEB’s risk profile on a regular basis and report their conclusions to several committees chaired by the Governor discussed under “—Decision-Making Committees” below

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Risk Management Department. Within the Central Directorate for Information Systems and Control, the Risk Management Department (the “Department”) identifies, assesses and manages all the credit risks inherent in the CEB’s operations, as a result of both on- and off- balance sheet transactions. The Department analyzes each operation taking into account the counterparty’s creditworthiness, outstanding transactions and country risk, and, if necessary, recommends guarantees to be obtained. It assigns internal ratings to all counterparties and transactions on the basis of internal models as discussed below under “—Credit risk—Internal rating process”. In addition, the Department regularly follows up the implementation of risk policies (loans, securities, derivatives) and monitors the Bank’s position with regard to large exposures as discussed below. A quarterly Risk Management Report analyzing credit, market, liquidity and operational risks is sent to the members of the Administrative Council and the Governing Board. The Chief Risk Officer in charge of the Department reports directly to the Governor.

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Assets and Liabilities Management (ALM) Department. Within the Financial Directorate, the ALM Department (the “Department”) monitors liquidity risk and market risk (the latter consisting of interest rate risk and currency risk). The Department analyses various scenarios of interest rate variations and their impact on the Bank’s profitability, using a number of stress tests as discussed below under “—Market risk—Interest rate and currency risks”. It presents the projected liquidity situation based on various borrower default assumptions (see “—Liquidity risk”). Where applicable, the Department reports actual or foreseeable cases of limits being exceeded and makes recommendations to the ALM Committee so as to reduce the identified risks. The Department issues a quarterly ALM Report on interest rate risk, foreign exchange risk and liquidity risk incurred by the Bank. This report analyzes, among other things, the consequences of a fluctuation in the interest rates and the euro/U.S. dollar exchange rate on the Bank’s results. It also produces an analysis of the projected liquidity situation. At any time, the Department may call for an extraordinary meeting of the ALM Committee in case of an exceptional situation.

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Organization Department. Within the Central Directorate for Information Systems and Control, the Organization Department (the “Department”) is responsible for protecting the Bank from operational risks. The Department implements CEB’s operational risk policy and, to this end, maps all processes and associated operational risks as discussed below under “—Operational risk”. Among other functions, it identifies all the events that could result in operating losses, manages the business continuity plan (updates, tests with transfer to the Bank’s back-up site), manages the Bank’s filing system, reviews the internal procedures for all the activities that present operational risks, and provides training courses to the Bank’s staff during the year to heighten awareness of security issues.

In addition, the CEB’s activities are monitored by a Compliance Department and an Inspectorate General.

•

Compliance Department. The Compliance Department is responsible for the procedures drawn up in order to limit its exposure to the risk of legal, administrative or regulatory sanctions, material financial loss or reputational damage as well as to enforce the highest standards of good governance and ethics. The Compliance Department also pays particular attention to preventing the Bank from being used for money-laundering and the financing of terrorism or from implication in other matters that might damage the CEB’s reputation. Furthermore, the compliance function also has a priority focus on the fight against fraud and corruption, not only with regard to the projects financed by the CEB, but also to its purchases of goods and services. To achieve these goals, the Bank has appointed a Chief Compliance Officer, who reports to the different organs of the Bank.

•

Inspectorate General. To strengthen its control framework, the CEB has established an Inspectorate General which is headed by the Inspector General and which provides independent, objective assurance of an effective internal control system. It is structured around two basic control pillars to deliver up-to-date, expert management assurance: the Internal Audit Department and the Information Systems Security Control Department. The Internal Audit Department carries out periodic independent inspections of the CEB’s activities to ensure systematic compliance with policies and operating procedures. The Information Systems Security Control Department performs independent continuous reviews of the execution of stipulated management controls in IT-systems operations and also provides technical expertise to the Internal Audit Department on demand. The responsibilities of the Inspectorate General are performed independently from the CEB’s business and operational activities and in line with best banking practices and internationally acknowledged audit and industry standards.

Decision-Making Committees

The following Decision-Making Committees, established by the Governor, are responsible for defining and overseeing risk management policies in their specified areas. The Governor (or in his absence, one of the Vice-Governors) chairs all of these committees.

•

The Risk Committee is the cornerstone of the Bank’s credit risk management framework. Risk management policies are established to identify and analyze the risks faced by the Bank, to set the appropriate risk limits and controls and to monitor the respect of those limits. It meets weekly and takes decisions based on the Risk Management Department’s assessments and recommendations.

•

The ALM Committee decides on the assets and liabilities management strategy. It takes the necessary decisions with regard to financial risks on the basis of the Bank’s quarterly ALM report and in accordance with the financial policies approved by the Administrative Council.

•	The Finance Committee examines all aspects of the Bank’s financial activity (cash management, debts, contracts, liquidity) on a weekly basis.

•

The Funding Committee addresses the funding strategy and the pricing policy on a quarterly basis. It also decides on the strategy relating to debt issuance (amounts, currencies, conditions and schedule) on the basis of the Bank’s estimated liquidity requirements and in conformity with the annual levels of debt authorized by the Administrative Council following a proposal by the Governor.

•	The Committee for Organization and Operational Risks (CORO) meets annually to validate the Bank’s security policy and takes decisions related to the prevention and monitoring of operational risks.

It should also be noted that the CEB’s Boards (Administrative Council and Governing Board) have overall responsibility and supervision for approving the Risk Management Framework.

Prudential Framework

Although the CEB follows the Basel Committee Recommendations under the Basel II framework as mentioned above, the Prudential Framework is organized around the Bank’s own ratios and is internal to the Bank. Accordingly, the ratios are not required by statute, regulation or otherwise and may not correspond to similar ratios used by other international financial institutions.

The prudential ratios function as “early warning indicators”. These ratios calculated on a monthly basis (or more frequently if requested or otherwise required) by the Risk Management Department and any variation from one period to another is analyzed by the Dedicated Departments and reported to the Decision-Making Committees. If one or several ratios deteriorate, the Dedicated Departments analyze the reasons and identify underlying factors. The result of such analysis is presented to the Decision-Making Committees, which may propose remedial action to the Bank’s General Management Committee.

Capital Adequacy Ratio

This ratio is a measure of the risk weighted loan portfolio ((principal + interest) times default probability) expressed as a percentage of CEB’s usable equity. CEB defines and monitors this ratio to ensure that its usable equity can absorb a reasonable amount of any potential loss arising from its lending activity. CEB defines usable equity as paid-in capital, reserves, plus gains or losses recognized directly in equity.

The limit is fixed at 100% of CEB’s usable equity, i.e. €2.0 billion. The ratio increased from 23.5% at December 31, 2010 to 30.4% at December 31, 2011, following a deterioration in the quality of the loan portfolio and an increase in the default probability.

Risk Asset Coverage Ratio

This ratio measures the share of the loan portfolio rated “below investment grade” – that is the Bank’s exposure on its most risky assets – in relation to its sound equity. It provides an additional limit on the volume of loans outstanding and is used in conjunction with other prudential ratios in order to provide a clearer picture of the CEB’s financial strengths and weaknesses. The CEB’s sound equity is defined as paid-in capital, reserves, gains or losses recognized directly in equity, as well as uncalled capital of triple-A or double-A rated Member States (according to the second best rating by Moody’s, Standard & Poor’s and Fitch Ratings).

The limit is fixed at 66% of CEB’s sound equity, i.e. €3.2 billion. The ratio increased during the year from 50.7% at December 31, 2010 to 72.1% at December 31, 2011 as a consequence of the overall credit deterioration (see “Risk Management—Credit Risk”) impacting both the portfolio rated “below investment grade” and CEB’s sound equity. The Bank’s sound equity was affected by a decrease in uncalled capital rated AAA/AA resulting from the downgrade of certain Member States, which mitigated the rise in paid-in capital resulting from the 6th capital increase. The risk asset coverage ratio now exceeds its limit. However, the fact that the limit has been exceeded had no impact on the CEB’s financial results. The Administrative Council and the Governing Board have been informed and loan disbursements continue to be closely monitored.

Indebtedness Ratio

This ratio is an additional indicator that compares total debt outstanding after swap to own funds. Total debt outstanding includes: debt evidenced by a security after swap, commercial paper, bank advances and term deposit accounts without collateral. The CEB’s own funds are defined as subscribed capital, reserves, gains or losses recognized directly in equity and profit for the year.

The limit is fixed at 4 (four times the CEB’s own funds), i.e. €26 billion. The ratio improved from 3.78 at December 31, 2010 to 2.89 at December 31, 2011, due to the growth in CEB’s own funds following the 6th capital increase, while debt outstanding remained stable.

Portfolio Ratio

This ratio is an additional indicator that compares total financial assets after swap to own funds, as defined above. Financial assets are composed of both securities portfolios (held-to-maturity and available-for-sale) and treasury transactions in instruments other than securities: deposits without collateral and repurchase agreements.

The limit is fixed at 2 (twice the CEB’s own funds), i.e. €13 billion. The ratio improved from 1.86 at December 31, 2010 to 1.41 at December 31, 2011, due to the growth in the CEB’s own funds following the 6th capital increase, while financial assets remained stable.

Strengthened Liquidity Ratio

This ratio is designed to measure the Bank’s capacity to meet its net liquidity requirements. Net liquidity requirements take into account the total stock of projects awaiting financing and the three-year net cash flow. The liquidity ratio is referred to as “strengthened” since the amount of default risk on the loan portfolio rated “below investment grade” for the next three-year period is included in the net liquidity requirements. The Bank’s liquid assets are deposits and available-for-sale financial assets with a residual maturity of less than 18 months.

The Bank’s liquid assets must not fall under 50% of net liquidity requirements for the next three years. At 31 December 2011, the strengthened liquidity ratio stood at 128.8%, slightly higher than its year-end 2010 level, i.e. 121.1%. This liquidity surplus reflects the Bank’s decision to increase its liquidity reserves in the wake of the current severe financial crisis, and the necessity of anticipating future significant issue repayments.

Credit Risk

Overview of credit risk evaluation process

Credit risk is defined as the risk of financial loss that may occur if a counterparty fails to meet its contractual obligations. The Risk Management Department identifies, assesses and manages all credit risks arising from lending and treasury activities.

With respect to both types of activities, the Risk Management Department assesses all of the CEB’s counterparties for creditworthiness, except counterparties to treasury activity conducted in accordance with a financial investment policy approved by the Administrative Council. The Risk Management Department establishes internal ratings as discussed below, assigns a maximum exposure limit (in nominal amounts) and submits them to the Risk Committee which approves, modifies or rejects the limits. These assessments, based on due diligence carried out on-site or off-site, allow CEB’s risk representatives to deepen their knowledge on how the CEB’s counterparties manage their business and risks. A detailed questionnaire to be completed by the counterparties is systematically forwarded prior to each on-site evaluation and provides the basis for discussion during the meetings. As for lending activity, the findings are part of the loan approval process. Once a new project is identified by the Directorate General for Loans, the Risk Management Department assesses the transaction and establishes the transaction rating. The limits are reviewed once a year, unless the situation requires review in shorter intervals.

Internal rating process

In line with best banking practices, the Risk Management Department assigns an internal rating to all counterparties based upon on-site or off-site analyses. The internal rating scale goes from 1 to 10, 10 being the best grade. Each internal grade has its equivalent on the scales of international rating agencies. Two types of internal ratings are assigned: counterparty ratings and transaction ratings, the latter being given for project financing operations only, as mentioned above. The internal counterparty rating is based upon qualitative and quantitative criteria. The model is largely based on due diligence conducted by the Risk Management Department and on the ratings of the international rating agencies, when available. Scoring models, developed in-house, apply various ratios according to the type of counterparty. Specific internal rating grids are used when a counterparty is not rated by an international agency. A transaction rating is based on the internal counterparty rating and takes into account, if need be, all credit enhancement applied to the transaction: collateral, guarantee, assignment of receivables and other structures that reduce the final risk.

The Bank has set up a methodology to validate the internal rating system based upon the analysis of any gaps between its internal rating and that of international rating agencies. Any difference beyond two notches will bring about an in-depth review of the internal rating.

Overview of credit risk exposure

The nominal value of credit risk exposure on all of the Bank’s transactions excluding accrued interest (loans, financing commitments, deposits, securities and derivatives) at December 31, 2011 and 2010 is shown in the table below. With respect to the loan portfolio, credit enhancements are taken into account. In line with the Basel II framework, an add-on for credit risk exposure on the derivative portfolio is calculated. To obtain the potential future credit exposure on the derivatives portfolio (swap add-on), the swap notional amounts are multiplied by a percentage based on residual maturity and type of contract (according to European Union Directives).

CEB CREDIT RISK EXPOSURE(1)

					in million euros
	2011				2010
	AAA/AA	A/BBB	BIG(2)	Total	AAA/AA	A/BBB	BIG(2)	Total
Loans	2 543	6 071	3 461	12 075	4 706	5 154	2 128	11 988
Financing commitments	410	2 204	1 237	3 852	603	1 920	1 480	4 003
Deposits	3 549	1 409		4 958	1 215	368		1 583
Securities	4 364	1 288	200	5 852	6 496	1 977		8 473
Swap - add on	610	310		920	679	205		884
Forex	38			38	11	0		11
Swap collateralized-net present value not covered	129	60		189	122	19		141
Total	11 644	11 341	4 898	27 884	13 832	9 643	3 608	27 084

(1)	Ratings presented are those as recommended by the Basel Committee (second best rating), and, when not rated by international rating agencies, an internal rating.
(2)	Below investment grade.

Concentration – large exposure

Large exposure is the overall exposure (loans, financing commitments, securities, deposits and derivatives) to a counterparty or group of connected counterparties other than OECD sovereigns (as an international financial institution, the CEB excludes sovereign risks of OECD member countries from this analysis) exceeding 10% of sound equity.

In accordance with the Basel Committee Recommendations and European Union Directives, the Bank ensures that no exposure to a counterparty or group of connected counterparties exceeds the limit of 25% of sound equity as defined above, and that the total of large exposures does not exceed 800% of sound equity.

At December 31, 2011, the Bank had nine large exposures ranging between 10% and 17% of sound equity to financial groups in France, the United Kingdom, the Netherlands, Spain and Italy, 60% of which were rated AA and 40% rated A at such date. At December 31, 2010, the Bank had eight large exposures ranging between 11% and 21% of sound equity to financial groups in France, the United Kingdom, the Netherlands, Norway, Canada and Italy, one of which had an AAA rating, five an AA rating and two an A rating at such date. At December 31, 2011 the total large exposure reached €5.8 billion or 121% of the CEB’s sound equity compared to €4.8 billion or 114% of sound equity at December 31, 2010, versus a limit of 800%.

CEB’s sovereign exposure for loans and securities portfolios

The table below presents information on the CEB’s exposure to sovereigns for loans and securities portfolios at year-end 2011 and 2010. See “Total Lending and Treasury Exposure in the Eurozone” below for a discussion of the CEB’s total exposure in Eurozone countries.

CEB’S EXPOSURE TO SOVEREIGNS1 FOR LOANS AND SECURITIES PORTFOLIOS

						in million euros
	2011			2010
	Loans	Securities	Total	Loans	Securities	Total
EU countries (a)	6 976	1 802	8 778	6 452	2 719	9 172
France	140	920	1 060		1 020	1 020
Germany	735	153	888	657	605	1 262
Spain	416	348	765	349	348	697
Cyprus	652		652	639		639
Portugal	198	200	398	107	500	607
Belgium	369	10	379	59	76	135
Italy	209	160	369	376	161	536
Finland	256		256	410		410
Greece	196		196	271		271
Malta	68		68	78		78
Ireland	45	10	55	48	10	58
Estonia	23		23	7		7
Slovak Republic	18		18	20		20
Austria[2]	14		14	20		20
Slovenia	1		1	4		4

Sub-total eurozone	3 339	1 802	5 141	3 045	2 719	5 765

Hungary	1 228		1 228	1 136		1 136
Poland	972		972	988		988
Romania	889		889	765		765
Denmark	257		257	280		280
Sweden	191		191	134		134
Lithuania	42		42	43		43
Latvia	35		35	36		36
Bulgaria	23		23	25		25

Sub-total Others	3 637		3 637	3 407		3 407

Non EU countries (b)	1 331		1 331	1 099		1 099
Turkey	823		823	616		616
Croatia	247		247	267		267
Albania	101		101	76		76
Serbia	46		46	32		32
Iceland	45		45	52		52
“the former Yugoslav Republic of Macedonia”	30		30	28		28
Bosnia and Herzegovina	19		19	18		18
Moldova	10		10	9		9
Montenegro	10		10			0
San Marino	1		1	1		1

Total (a)+(b)	8 306	1 802	10 108	7 551	2 719	10 271

[1]	Sovereigns include: States, Public administrations, State financial institutions, Special financial institutions
[2]	Non CEB Member State: collateral received on loans

Total Lending and Treasury Exposure in the Eurozone

Financial risks increased substantially during the year 2011. As a result of Europe’s debt crisis and the subsequent rating downgrades, the risk quality decreased for both lending and treasury counterparties. However, as a result of its prudent risk management (e.g. minimum rating required for securities portfolios and for Western European banks for project financing; additional strict requirements when dealing with derivatives), the CEB’s overall risk profile remained satisfactory at year-end 2011. The Bank’s overall credit risk exposure on all its transactions (loans, financing commitments, securities, deposits and derivatives) in the Eurozone represented 61% of its total exposure at December 31, 2011, as compared to 59% at December 31, 2010. The table below presents the CEB’s lending exposure (i.e. loans and financing commitments) and treasury exposure (i.e. securities, deposits and derivatives) in Eurozone countries for 2011.

EXPOSURE IN THE EUROZONE

	in million euros
	TREASURY	LENDING	TOTAL
Austria(2)	0	156	156
Belgium	10	708	718
Cyprus	0	903	903
Estonia	0	30	30
Finland	0	583	583
France	4 894	1 023	5 917
Germany	608	912	1 520
Greece(1)	0	196	196
Ireland	10	148	158
Italy	410	1 031	1 441
Luxembourg	0	0	0
Malta	0	68	68
Netherlands	927	14	940
Portugal(1)	200	797	997
Slovak Republic	0	18	18
Slovenia(1)	0	126	126
Slovenia	0	41	41
Spain(1)	0	97	97
Spain	1 726	1 294	3 020

TOTAL	8 784	8 143	16 927

(1) Below investment grade counterparties

(2) Non CEB Member State: collateral received on loans

Loan portfolio

In 2011, loans outstanding remained quite stable, reaching €12.1 billion compared to €12.0 billion in 2010, an increase of 0.7%. The portfolio breakdown by type of counterparty shows that 68.8% of loans outstanding at year-end 2011 were extended to sovereigns or public administrations (compared to 63.0% in 2011), 28.8% to financial institutions (compared to 34.3% in 2010) and 2.4% to other counterparties (compared to 2.7% in 2010).

Loans outstanding rated “investment grade” represented 71% of the total portfolio (compared to 83% at the end of 2010). The credit risk profile of the loan portfolio remained satisfactory over the year as the rating downgrades suffered by some counterparties have been largely offset by some countries’ rating upgrades to the “investment grade” category. Nevertheless, successive rating downgrades by the end of the year 2011 had an important impact on the loan portfolio credit quality. Loans outstanding to counterparties not rated by international rating agencies represented 6% of the overall loan portfolio at December 31, 2011 (5.9% in 2010) and the internal rating assigned to these counterparties was spread between 1.5 and 9.5, as in 2010. Please see Note B to the financial statements for a further discussion of the CEB’s internal rating system.

At December 31, 2011, the amount of credit enhancements in the loan portfolio totaled €3.8 billion (compared to €3.2 billion at December 31, 2010); these enhancements are comprised of guarantees for €3.3 billion (compared to €2.7 billion at the end of 2010) and of €0.6 billion in collateral (compared to €0.5 billion at the end of 2010).

In 2011 and 2010, the CEB did not record any new non-performing loans.

As is the case for other multilateral financial institutions, the Bank’s policy is not to reschedule interest or capital payments on its loans and not to participate in debt rescheduling agreements.

The following tables display, respectively, the breakdown of the loan portfolio by rating and by type of counterparty, and the share of the loans outstanding with the ten main counterparties, each for the two years ended December 31, 2010 and 2011:

LOAN PORTFOLIO BY RATING AND BY TYPE OF COUNTERPARTIES(1)

					in million euros
	2011				2010
	AAA/AA	A/BBB	BIG(2)	Total	AAA/AA	A/BBB	BIG(2)	Total
States	93	2 603	2 612	5 308	919	2 203	1 852	4 974
Public administrations	1 002	982	33	2 017	1 037	543	9	1 589
State financial institutions	247	3		250	228			228
Special financial institutions	610	33	88	731	617	100	43	760
Other financial institutions	586	2 350	538	3 474	1 882	2 208	24	4 114
Non financial institutions	5	100	190	294	23	100	200	323
Total	2 543	6 071	3 461	12 075	4 706	5 154	2 128	11 988

(1)	Ratings as recommended by the Basel Committee (second best rating), and, when not rated by international rating agencies, internal rating.

(2)	Below investment grade.

LOANS OUTSTANDING WITH TEN MAIN COUNTERPARTIES(1)

								in million euros
		2011						2010
		AAA/AA	A/BBB	BIG(2)	Total	%		AAA/AA	A/BBB	BIG(2)	Total	%
1.	Hungary			1 228	1 228	10%	Hungary		1 136		1 136	9%
2.	Romania		889		889	7%	Romania			765	765	6%
3.	Turkey			823	823	7%	Cyprus	639			639	5%
4.	Cyprus		652		652	5%	Turkey			616	616	5%
5.	Poland		456		456	4%	Poland		529		529	4%
6.	Crédit Agricole		338		338	3%	Crédit Agricole	463			463	4%
7.	Intesa Sanpaolo		299		299	2%	Unicredit		285		285	2%
8.	Caixabank		258		258	2%	Kommunekredit	280			280	2%
9.	Kommunekredit	257			257	2%	Greece			271	271	2%
10.	Unicredit		254		254	2%	Croatia		267		267	2%
	Sub-total	257	3 146	2 051	5 454	45%	Sub-total	1 382	2 216	1 652	5 251	44%
	Others	2 287	2 925	1 410	6 621	55%	Others	3 324	2 938	476	6 737	56%
	Total	2 543	6 071	3 461	12 075	100%	Total	4 706	5 154	2 128	11 988	100%

(1)	Ratings as recommended by the Basel Committee (second best rating), and, when not rated by international rating agencies, internal rating.

(2)	Below investment grade.

Financing Commitments

As discussed above under “Financial Review—Financing Commitments and Stock of Projects Awaiting Financing”, financing commitments are approved projects still awaiting financing and for which a framework loan agreement has been signed. During 2011, financing commitments decreased by 2.5% from €4.0 billion at year-end 2010 to €3.9 billion at year-end 2011. At December 31, 2011, 68.0% of the counterparties were rated “investment grade” compared to 63% at December 31, 2010. The following table highlights the share of financing commitments belonging to the Eurozone and displays the breakdown by rating for the two years ended December 31, 2011 and 2010.

EXPOSURE ON FINANCING COMMITMENTS(1)

					in million euros
	2011				2010
	AAA/AA	A/BBB	BIG(2)	Total	AAA/AA	A/BBB	BIG(2)	Total
Eurozone countries
Belgium	75	250		325		40		40
Italy		259		259	135	100		235
Cyprus		251		251	48	275		322
Portugal			245	245		345		345
Spain	50	115	30	195	70	89		159
Germany	145	20		165	292			292
France		163		163		100		100
Finland	100			100
Ireland		50		50		50		50
Slovenia	40			40
Austria[2]		18		18
Estonia		7		7		24		24
Slovak Republic						54		54
Sub-total	410	1 133	275	1 818	545	1 077		1 622
Others		1 071	962	2 033	58	843	1 480	2 381
Total	410	2 204	1 237	3 852	603	1 920	1 480	4 003

(1)	Ratings as recommended by the Basel Committee (second best rating), and, when not rated by international rating agencies, internal rating.

(2)	Below investment grade.

Securities portfolios

The Bank manages two securities portfolios: a portfolio of financial assets held to maturity and a portfolio of available-for-sale financial assets (see “Financial Review—Balance Sheet—Securities Portfolios”). Securities in both portfolios are essentially denominated in euros: 95% at year-end 2011 compared to 97% at year-end 2010. The following table details the share of both securities portfolios belonging to the Eurozone and displays the breakdown by rating of each of these portfolios for the two years ended December 31, 2011 and 2010.

EXPOSURE ON SECURITIES PORTFOLIOS (1)

					in million euros
	2011				2010
	AAA/AA	A/BBB	BIG(2)	Total	AAA/AA	A/BBB	BIG(2)	Total
Financial assets held to maturity
France	1 237			1 237	1 237	80		1 317
Spain	245			245	245			245
Portugal			200	200		200		200
Italy		160		160	161			161
Germany	115			115	145			145
Netherlands	110			110	10			10
Belgium	10			10	20			20
Ireland		10		10		10		10
Other countries	55			55	5			5
Sub-total	1 772	170	200	2 142	1 823	290		2 113
Available-for-sale financial assets
Netherlands	793			793	925			925
France	557	187		744	846	200		1 021
Germany	366			366	674			923
Spain	303	10		313	289	100		389
Italy		50		50	49			49
Portugal						300		300
Belgium					66			66
Other countries	573	871		1 444	1 826	1 087		2 689
Sub-total	2 593	1 118	0	3 710	4 674	1 687		6 361
Total	4 364	1 288	200	5 852	6 496	1 977		8 473

(1)	Ratings as recommended by the Basel Committee (second best rating), and, when not rated by international rating agencies, internal rating
(2)	Below investment grade

Derivatives

The Bank uses derivatives solely as an end user for hedging purposes, namely to hedge the interest rate and currency risks on its issuing, loans and securities operations in accordance with the policy adopted by the Administrative Council. Before entering into a derivative transaction, credit clearance of the counterparty by the Risk Committee is required and a framework agreement (usually the ISDA Master Agreement, including a Credit Support Annex) must be signed. In addition, for transactions with a maturity of over five years, the counterparty must have a minimum AA rating. Swap transactions are valued at their net present value and the positions per counterparty are monitored daily so that additional collateral can be requested where necessary.

At December 31, 2011, the breakdown of derivatives by type of hedge was 80% for issues (compared to 82% in 2010), 17% for loans (compared to 15% in 2010) and 3% for securities (unchanged compared to 2010).

All outstanding derivatives were collateralized at December 31, 2011, unchanged compared to 2010. The Bank can receive cash deposits, AAA/AA rated securities (US Treasuries, German, UK, French or Dutch government bonds) and/or, on a case-by-case basis, other fixed rate fixed maturity securities upon approval by the CEB as collateral for derivatives.

MATURITY OF SWAP INSTRUMENTS

						in million euros
	2011					2010
	less than 1 year	1 to 5 years	5 to 10 years	10 years or more	Total	less than 1 year	1 to 5 years	5 to 10 years	10 years or more	Total
Total (a)	3 540	13 128	5 220	2 014	23 903	4 205	12 174	5 092	1 408	22 878
Currency swap	3 458	12 654	1 654	709	18 475	3 402	11 550	2 617	662	18 231
Interest-rate swap	82	474	3 566	1 305	5 428	803	623	2 475	746	4 647
thereof: collateralised (b)	3 540	13 128	5 220	2 014	23 903	4 205	12 174	5 092	1 408	22 878
(b)/(a)	100%	100%	100%	100%		100%	100%	100%	100%

Market Risk

Market risk is defined as a risk of loss incurred as a result of unfavorable changes in interest or currency exchange rates. Within the ambit of its ordinary operations (issuing, loans and securities operations), the Bank is exposed to interest rate and currency risks. The CEB attempts to hedge itself against these risks in order to reduce interest rate risks and currency risks to a minimum.

As discussed further above under “—Key Risk Responsibilities—Dedicated Departments”, interest rate risk and currency risk are measured and reviewed by the ALM Department under the authority of the Chief Financial Officer. If necessary, the ALM Department informs the Chief Financial Officer about any actual or projected limit overrun, records it in the ALM report and proposes actions to the ALM Committee in view of restraining the nature and amount of identified risks.

Interest rate risks

The Bank manages its overall balance at variable rates (except for its held-to-maturity assets portfolio), either directly or through hedging swaps. Macro-hedging can also be considered if necessary. Since the Bank performs no trading operations, the Basel Committee requirements for capital allocation would not apply (even if the Bank were subject to those requirements). As a result of the Bank’s hedging strategy, the interest rate risk in the Bank’s balance sheet is limited to the amount of the held-to-maturity financial assets portfolio. This portfolio is equivalent in volume to the sum of equity, the Selective Trust Account and provisions for post-employment social commitments.

Currency risks

The CEB’s strategy with respect to currency risk is not to take any position and to finance assets and liabilities in a single currency. The residual risk arising from gains and losses in currencies other than the euro is systematically monitored and hedged on a monthly basis. The net open position is limited to the equivalent of €1 million per currency. As of December 31, 2011 and December 31, 2010, the net open position was almost zero.

Liquidity Risk

The projected liquidity position is subject to daily monitoring. Projections are made on future cash flows, taking into account existing commitments (such as loans, issuing and securities). These projections also include the level of liquidity which would result if any early repayment options of counterparties were exercised, assuming all borrowings are reimbursed at the first exercise date.

Daily liquidity monitoring is supplemented by quarterly stress tests presented to the ALM Committee based on borrower default assumptions that simulate the situation of projected liquidity in the event of particularly unfavorable hypotheses materializing. The applied stress tests plan the liquidity situation before and after prepayments. In accordance with the Basel II framework and its differentiated approach to risk, they calculate borrower default on the basis of outstanding loans weighted by the probability of default rate published by rating agencies for a given maturity and rating class. An internal rating is assigned to counterparties not rated by rating agencies (see “—Credit risk—Internal rating process”). The CEB also evaluates the financial impact of a “crash” scenario where the default probability applied to “below investment grade” borrowers is 100% without possibility of recovery.

The Bank’s liquidity must also comply with the Strengthened Liquidity Ratio (as discussed above under “—Prudential Framework—Strengthened Liquidity Ratio”).

The liquidity risk mirrors the Bank’s projected treasury situation.

CEB LIQUIDITY POSITION AS OF DECEMBER 31, 2011(1)

In thousand euros
	Up to 1 month	1 to 3 months	More than 3 months up to 1 year	Current oustanding	1 to 5 years	More than 5 years	Non-current oustanding	Total
Assets
Cash in hand, balances with central banks	242 980			242 980				242 980
Available-for-sale financial assets	605 694	619 482	1 053 485	2 278 660	1 087 031	562 284	1 649 315	3 927 976
Loans and advances to credit institutions and to customers
Loans	37 356	123 532	1 676 325	1 837 213	5 500 479	6 571 354	12 071 833	13 909 046
Advances	4 725 682	242 263		4 967 945				4 967 945
Financial assets held to maturity	16 320	14 194	150 574	181 088	1 140 044	1 720 605	2 860 649	3 041 736

Total assets	5 628 032	999 471	2 880 383	9 507 886	7 727 554	8 854 243	16 581 797	26 089 683

Liabilities
Amounts owed to credit institutions and to customers	70 794			70 794				70 794
Debt securities in issue	2 297 191	992 271	1 273 914	4 563 376	13 721 033	4 518 174	18 239 207	22 802 583
Selective Trust Account (STA)	80 285			80 285				80 285

Total liabilities	2 448 270	992 271	1 273 914	4 714 454	13 721 033	4 518 174	18 239 207	22 953 661

Off-balance sheet
Financing commitments	281 280	369 200	1 119 520	1 770 000	1 554 519	526 996	2 081 515	3 851 515
Term financial instruments
To be received	2 439 574	752 985	1 467 428	4 659 987	14 646 903	2 942 788	17 589 691	22 249 678
To be paid	(2 293 211)	(712 928)	(1 176 851)	(4 182 990)	(12 970 897)	(2 711 210)	(15 682 107)	(19 865 097)

Total off-balance sheet	427 642	409 258	1 410 096	2 246 997	3 230 525	758 573	3 989 098	6 236 095

Liquidity position 2011	3 607 404	416 458	3 016 566	7 040 428	(2 762 954)	5 094 642	2 331 688	9 372 117

Assets
Cash in hand, balances with central banks	230 316			230 316				230 316
Available-for-sale financial assets	381 422	1 973 917	2 245 740	4 601 079	900 221	1 118 526	2 018 747	6 619 826
Loans and advances to credit institutions and to customers
Loans	81 033	300 085	1 519 076	1 900 194	5 745 111	5 705 221	11 450 331	13 350 525
Advances	1 540 477	5 019	7 537	1 553 033				1 553 033
Financial assets held to maturity	14 258	99 094	108 978	222 330	971 071	1 880 728	2 851 799	3 074 128

Total assets	2 247 505	2 378 115	3 881 332	8 506 952	7 616 403	8 704 474	16 320 877	24 827 828

Liabilities
Amounts owed to credit institutions and to customers	88 287	5 016	7 529	100 832				100 832
Debt securities in issue	1 559 572	79 476	3 138 274	4 777 322	13 710 601	3 484 850	17 195 450	21 972 772
Selective Trust Account (STA)	78 733			78 733				78 733

Total liabilities	1 726 592	84 492	3 145 803	4 956 887	13 710 601	3 484 850	17 195 450	22 152 338

Off-balance sheet
Financing commitments	88 063	300 000	1 223 937	1 612 000	1 990 533	400 281	2 390 814	4 002 814
Term financial instruments
To be received	1 373 349	101 930	2 981 160	4 456 440	14 533 412	2 774 714	17 308 125	21 764 565
To be paid	(1 734 034)	(45 944)	(2 509 421)	(4 289 399)	(13 119 631)	(2 491 017)	(15 610 648)	(19 900 047)

Total off-balance sheet	(272 622)	355 986	1 695 677	1 779 041	3 404 313	683 978	4 088 291	5 867 332

Liquidity position 2010	248 291	2 649 608	2 431 205	5 329 105	(2 689 885)	5 903 602	3 213 717	8 542 822

(1)

The table features future and non-discounted contractual flows, including non-accrued interest, classified by maturity according to the outstanding duration between December 31, 2011 and the contractual maturity date. Off-balance sheet items consist of cash flows related to swaps entered into in the ordinary course of the Bank’s operations.

Operational Risk

The CEB defines operational risk as the risk of direct or indirect loss resulting from inadequate or failed structures, procedures, people or systems as well as from external events. By deliberately choosing to operate within the framework of the Basel Committee recommendations, the Bank has undertaken to assess constantly its operational risks and to implement the appropriate preventive measures. The system is reviewed at the annual meeting of the Committee for Organisation and Operational Risks (CORO) and the extent of operational risk is calculated and presented in the quarterly risk report.

The Basic Indicator Approach (BIA) is adopted to calculate an operational risk charge against the Bank’s equity. The Bank calculates this charge on the basis of the average net banking income over the previous three years. At December 31, 2011, the charge amounted to €20.8 million, up from €20.0 million at December 31, 2010.

GOVERNANCE

The CEB is administered, supervised and managed by a Governing Board, an Administrative Council, a Governor and an Auditing Board.

Governing Board

Powers

The Governing Board is the supreme organ of the Bank and is vested with all powers that have not been delegated to the Administrative Council. The Articles specify certain functions and powers exercised by the Governing Board, including setting out the general orientations for the Bank’s activity and authorizing co-operation agreements with other international organizations, laying down the conditions for Bank membership, deciding capital increases, and approving the annual Report of the Governor, the accounts and the Bank’s general balance sheet. It elects its own Chairman and the Chairman of the Administrative Council and appoints the Governor, the Vice-Governors and the members of the Auditing Board.

The Governing Board is also required to state a position on the recommendations and opinions transmitted to it by the Committee of Ministers and the Parliamentary Assembly of the Council of Europe.

Decision-making

The discussions and decisions of the Governing Board are not valid unless two-thirds of its members are present. Each Member State of the CEB has one vote for each participating certificate held by it. Any Member State that has failed to pay required capital that has come due may not, for as long as such non-payment persists, exercise the voting rights corresponding to the sum due and not paid up.

Decisions are reached by a majority of the Members voting in favor or against and holding two-thirds of the votes cast. A majority of three-quarters of the Member States voting in favor or against and holding three-quarters of the votes cast is required for assuming, under exceptional circumstances and for a specified period, powers delegated to the Administrative Council. The same majority is required for adjusting the apportionment of ownership not resulting from the admission of new Member States. A unanimous vote is required for suspending or terminating the Bank’s operations and amending the Articles, although any change in the stated aims of the Bank expressed in the Articles requires approval of the Committee of Ministers of the Council of Europe.

Composition

The Governing Board is composed of a Chairman and one representative appointed by each Member State, which as a general rule is the Member State’s ambassador to the Council of Europe in Strasbourg, France.

The Chairman reports on the Bank’s activities to the Parliamentary Assembly of the Council of Europe and to the Committee of Ministers of the Council of Europe at least once a year and forwards the Annual Report of the Governor to the Committee of Ministers. Each Member State of the Bank is entitled to present a candidate for the Chairmanship.

The Secretary General of the Council of Europe or his representative is entitled to participate in the meetings of the Governing Board without the right to vote. As a general rule, the Governor or his representative, the Bank’s legal adviser and the Secretariat of the organs also participate in meetings.

Administrative Council

Powers

The Administrative Council possesses all those powers delegated to it by the Governing Board under the Articles, although the Governing Board may reassume such powers from the Administrative Council in exceptional circumstances for a specified period. Among other functions, the Administrative Council establishes and supervises operational policies, approves loan projects and votes on the Bank’s operating budget. The Administrative Council may at any time appoint committees from among its members and delegate specified powers to such committees.

Decision-making

Decisions of the Administrative Council are only valid if two-thirds of its Member States’ representatives are present. Each Member State possesses one vote for each participating certificate held by it. Most decisions of the Administrative Council are taken by a vote with simple majority of the votes cast, although some require a majority of the Member States (not counting those Member States which abstain from voting) and a majority of the votes cast. These include decisions on proposals and opinions addressed to the Governing Board concerning (i) adjustments to the Bank’s capital and its apportionment, increases or reductions in the authorized capital; (ii) the suspension or termination of the Bank’s operations and, in the event of liquidation, distribution of its assets; (iii) the appointment of the members of the Auditing Board; and (iv) the appointment of the external auditor and establishment of his terms of reference. In addition, the Administrative Council takes, by simple majority of the Member States and a majority of two-thirds of the votes cast, decisions regarding investment projects that have not received an opinion as to admissibility discussed above under “Operations—Loan Policy”.

Composition

The Administrative Council is composed of a Chairman appointed by the Governing Board for a three-year term and one representative appointed by each Member State, as a general rule from the ministry of finance of the Member State. Its Chairman is elected by the Governing Board. The term of office of the Chairman is three years and is renewable for a second three-year term. The Chairman does not have the right to vote.

The Secretary General of the Council of Europe may participate in or be represented at the meetings. As a general rule, the Governor or his representative, the Bank’s legal adviser and the Secretariat of the organs also participate in meetings. The Administrative Council may, when it deems necessary, invite representatives of international organizations or any other interested person to participate in its proceedings, but such invitees do not have the right to vote.

Current Membership of the Governing Board and the Administrative Council

The following are the representatives to the Governing Board and Administrative Council of the CEB as of December 31, 2011 (unless otherwise indicated).

GOVERNING BOARD		ADMINISTRATIVE COUNCIL
Raphaël ALOMAR Former Governor of the CEB	Chairperson	Joseph LICARI Ambassador, Permanent Representative of Malta to the Council of Europe, Strasbourg

Aiga LIEPIŅA Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Latvia to the Council of Europe, Strasbourg	Vice-Chair	Inta VASARAUDZE Director, Department of Economic Analysis, Ministry of Finance, Riga Zoran ĆIROVIĆ (since 12 March 2012) Chairman, Securities Commission of the Republic of Serbia, Belgrade

Margarita GEGA Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Albania to the Council of Europe, Strasbourg	Albania	Nezir HALDEDA Deputy Minister, Ministry of Finance, Tirana

Alain COOLS Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Belgium to the Council of Europe, Strasbourg	Belgium	Franciscus GODTS Administrator, International and European Financial Affairs, Federal Public Service Finances, Brussels

Zdenko MARTINOVIĆ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Bosnia and Herzegovina to the Council of Europe, Strasbourg	Bosnia and Herzegovina	Ljerka MARIĆ Director, Directorate for Economic Planning, Council of Ministers, Sarajevo

Andrey TEHOV Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Bulgaria to the Council of Europe, Strasbourg	Bulgaria	Jenya DINKOVA Director of International Financial Institutions and Cooperation, Ministry of Finance, Sofia

Anica DJAMIĆ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Croatia to the Council of Europe, Strasbourg	Croatia	Zdravko MARIĆ State Secretary, Ministry of Finance, Zagreb Boris LALOVAC (since 19 January 2012) Deputy Minister, Ministry of Finance, Zagreb

Euripides EVRIVIADES

Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Cyprus to the Council of Europe, Strasbourg

Theodora CONSTANTINIDOU (since 1 February 2012) Ambassador, Permanent Representative of Cyprus to the Council of Europe, Strasbourg

	Cyprus	Christos PATSALIDES Permanent Secretary, Ministry of Finance, Nicosia

Tomáš BOČEK Ambassador Extraordinary and Plenipotentiary, Permanent Representative of the Czech Republic to the Council of Europe, Strasbourg	Czech Republic	Petr PAVELEK Director of the Debt and Financial Assets Management Department, Ministry of Finance, Prague

Karsten PETERSEN Ambassador, Ministry of Foreign Affairs, Copenhagen	Denmark	Thomas BØRNER Senior Advisor, Department of Finance, Ministry of Finance, Copenhagen

Gea RENNEL Ambassador Extraordinary and Plenipotentiary Permanent Representative of Estonia to the Council of Europe, Strasbourg	Estonia	Martin PÕDER Head of the EU and International Affairs Department, Ministry of Finance, Tallinn

Pekka HYVÖNEN Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Finland to the Council of Europe, Strasbourg	Finland	Kristina SARJO Financial Counsellor, Financial Markets Department, Unit for International Affairs, Ministry of Finance, Helsinki

Laurent DOMINATI Ambassador, Permanent Representative of France to the Council of Europe, Strasbourg	France	Christophe BORIES Head of Bilateral Relations and European Financial Instruments, Treasury Department, Ministry of Economy, Finance and Industry, Paris

Mamuka JGENTI Ambassador, Permanent Representative of Georgia to the Council of Europe, Strasbourg	Georgia	Konstantine KINTSURASHVILI Deputy Minister, Ministry of Finance, Tbilisi

Julius Georg LUY Ambassador Extraordinary and Plenipotentiary Permanent Representative of Germany to the Council of Europe, Strasbourg	Germany	Elke KALLENBACH Head of Division, Ministry of Finance, Berlin

Athanasios DENDOULIS Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Greece to the Council of Europe, Strasbourg	Greece	Paraskevi PROTOPAPPA (substitute) Head of Department for International Financial Organisations, Ministry of Economy and Finance, Athens

Mgr Aldo GIORDANO Special Envoy of the Holy See, Permanent Observer to the Council of Europe, Strasbourg	Holy See	Reverend Christian GOUYAUD Attaché, Permanent Mission of the Holy See to the Council of Europe, Strasbourg

Judit JÓZSEF

Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Hungary to the Council of Europe, Strasbourg

Ferenc ROBÁK (since 9 January 2012)

Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Hungary to the Council of Europe, Strasbourg

	Hungary	Endre TÖRÖK (substitute) Head of Unit, Department for International Finance, Ministry for National Economy, Budapest

Berglind ÁSGEIRSDÓTTIR Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Iceland to the Council of Europe, Paris	Iceland	Jón Baldvin HANNIBALSSON Former Minister of Finance, Foreign Affairs and External Trade, Reykjavik

Peter GUNNING Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Ireland to the Council of Europe, Strasbourg	Ireland	Niamh CAMPBELL Principal Officer, Department of Finance, Dublin

Sergio BUSETTO Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Italy to the Council of Europe, Strasbourg	Italy	Bruno MANGIATORDI Director General, Directorate VI of the Treasury Department, Ministry of Economy and Finance, Rome

Aiga LIEPIŅA Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Latvia to the Council of Europe, Strasbourg	Latvia	Inta VASARAUDZE Director, Department of Economic Analysis, Ministry of Finance, Riga

Liechtenstein Daniel OSPELT Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Liechtenstein to the Council of Europe, Strasbourg

Gediminas ŠERKŠNYS Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Lithuania to the Council of Europe, Strasbourg	Lithuania	Rolandas KRIŠČIŪNAS Vice-Minister, Ministry of Finance, Vilnius

Ronald MAYER Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Luxembourg to the Council of Europe, Strasbourg	Luxembourg	Arsène JACOBY Senior Advisor, Ministry of Finance, Luxembourg

Malta Albert GHIGO Deputy Permanent Representative of Malta to the Council of Europe, Strasbourg

Tatiana PÂRVU Ambassador, Permanent Representative of Moldova to the Council of Europe, Strasbourg	Moldova	Victor BODIU State Minister, Chişinău

Ana VUKADINOVIĆ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Montenegro to the Council of Europe, Strasbourg	Montenegro	Nemanja PAVLIČIĆ Assistant Minister for Budget, Ministry of Finance, Podgorica

Ellen BERENDS Ambassador Extraordinary and Plenipotentiary, Permanent Representative of the Netherlands to the Council of Europe, Strasbourg	Netherlands	Jan HEIDSMA Advisor, Ministry of Foreign Affairs, The Hague

Petter F. WILLE Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Norway to the Council of Europe, Strasbourg	Norway	Carola BJØRKLUND Coordinator for Council of Europe Affairs, Ambassador, Ministry of Foreign Affairs, Oslo

Urszula GACEK Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Poland to the Council of Europe, Strasbourg	Poland	Jacek DOMINIK Undersecretary of State, Ministry of Finance, Warsaw

Paulo NEVES POCINHO

Chargé d’affaires a.i., Permanent Representation of Portugal to the Council of Europe, Strasbourg

Luís Filipe CASTRO MENDES (since 6 March 2012)

Ambassador, Permanent Representative of Portugal to the Council of Europe, Strasbourg

	Portugal	Helder REIS Deputy Director General at the Office for Strategic Planning, Economic Policy and International Affairs, Ministry of Finance and Public Administration, Lisbon

Stelian STOIAN Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Romania to the Council of Europe, Strasbourg	Romania	Bogdan Alexandru DRĂGOI Secretary of State, Ministry of Public Finance, Bucharest Cristian Marius SPORIŞ (since 29 February 2012) Secretary of State, Ministry of Public Finance, Bucharest

Barbara PARA Ambassador, Permanent Representative of San Marino to the Council of Europe, Strasbourg	San Marino	Nicola CECCAROLI Counsellor, Ministry of Finance, San Marino

Dragana FILIPOVIĆ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Serbia to the Council of Europe, Strasbourg	Serbia	Zoran ĆIROVIĆ Chairman, Securities Commission of the Republic of Serbia, Belgrade

Emil KUCHÁR

Ambassador Extraordinary and Plenipotentiary, Permanent Representative of the Slovak Republic to the Council of Europe, Strasbourg

Lubica ERDELSKÁ (since 1 February 2012)

Chargé d’Affaires a.i., Permanent Representation of the Slovak Republic to the Council of Europe, Strasbourg

	Slovak Republic	Vladimir TVAROŠKA State Secretary, Ministry of Finance, Bratislava

Damjan BERGANT Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Slovenia to the Council of Europe, Strasbourg	Slovenia	Martin ZDOVC Undersecretary, International Finance Department, Ministry of Finance, Ljubljana

Fernando ALVARGONZÁLEZ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Spain to the Council of Europe, Strasbourg	Spain	Carmen LAÍN Deputy Director General for European Financial Institutions, Ministry of Economy and Finance, Madrid

Carl-Henrik EHRENKRONA Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Sweden to the Council of Europe, Strasbourg	Sweden	Eva HAGHANIPOUR Director, International Department, Ministry of Finance, Stockholm

Charles-Edouard HELD Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Switzerland to the Council of Europe, Strasbourg	Switzerland	Raymund FURRER Head of Division, Multilateral Cooperation, State Secretariat for Economic Affairs, Bern

Dragica ZAFIROVSKA Chargé d’Affaires a.i., Permanent Representation of “the former Yugoslav Republic of Macedonia” to the Council of Europe, Strasbourg	“the former Yugoslav Republic of Macedonia”	Natasa STOJMANOVSKA State Secretary, Ministry of Finance, Skopje

Rauf Engin SOYSAL Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Turkey to the Council of Europe, Strasbourg	Turkey	Evren DILEKLI Director General of Foreign Economic Relations, Undersecretariat of the Treasury, Ankara

The Governor

The Governor of the CEB is the Bank’s legal representative and represents the CEB in all of its transactions and legal proceedings. The Governor is the head of the Bank’s operational services and is responsible for carrying out the day-to-day business and operating activities of the CEB based on the guidelines and the authorizations of the Administrative Council. He is responsible for the organization of the CEB’s operational services and for the Bank’s staff within the framework of the regulations adopted by the Administrative Council. He is assisted by one or more Vice-Governors and replaced by one of them if necessary. Pursuant to the Bank’s Articles of Agreement, the Vice-Governors are appointed by the Governing Board based on a proposal from the Governor, following an opinion on conformity from the Administrative Council and after consultation with the members of the Governing Board. The Governor determines the responsibilities of the Vice-Governors taking into account post descriptions approved by the Administrative Council.

The Governor and Vice-Governors are each appointed by the Governing Board for a five year term (renewable once in the case of first-time appointments after November 2010). Rolf Wenzel was elected as new Governor on April 8, 2011. His term began on December 18, 2011. On June 10, 2011, Apolonio Ruiz-Ligero was re-appointed Vice-Governor for a five-year term. His term began on December 18, 2011. The current Governor and Vice-Governors are the following:

Governor and Vice-Governors	Position with CEB as at April 1, 2012	Years with CEB	Expiration of Current Term
Rolf Wenzel	Governor	0.3	December 17, 2016
Apolonio Ruiz-Ligero	Vice-Governor	10	December 17, 2016
Nunzio Guglielmino	Vice-Governor	11	October 31, 2015
Imre Tarafás[2]	Vice-Governor	4	May 1, 2012

Auditing Board

Powers

The Auditing Board is required by the Articles to inspect the CEB’s accounts and verify that the operational accounts and balance sheet are in order, to certify in an annual report that the balance sheet and operational accounts accord with the books and records of the Bank, that they give an accurate and true picture of the state of the CEB’s affairs, and that the CEB is being managed according to the principles of sound financial management. Its audit is required to be conducted in accordance with generally accepted auditing standards.

The Auditing Board, as an independent supervisory body of the Bank’s activities, is entitled, separately from other controlling entities, to examine specific projects financed by the Bank. The audit may take place by review of documentation at the Bank and/or, in exceptional cases, and subject to the agreement of the Governor, by on-site visits. The Auditing Board has regular access to reports on internal audit activities, which includes a list of internal audits completed, audits in progress and status reports of audit findings. Moreover, the Auditing Board has full access to or may request for review all internal documents which it deems necessary to examine in order to carry out its duties. The Auditing Board may use external experts in cases where it is faced with a particular problem for which it requires specialized technical expertise that is not available among its members.

[2]	On March 30, 2012, Mikolaj Dowgielewicz was appointed Vice-Governor for a term of five years with effect from May 2, 2012.

The Governor is required to inform the Auditing Board about the tenders for the appointment of the external auditor. Thereupon, the Auditing Board presents its opinion on the choice of the external auditor to the Administrative Council and the Governing Board as well as to the Governor and the Secretariat of the Partial Agreement.

Following the end of Deloitte & Associés’ three-year term on December 31, 2011, KPMG has been selected by the Governing Board to be the Bank’s external auditor for the years 2012, 2013 and 2014.

Composition

The Auditing Board is composed of three members originating from the Member States of the CEB. The Governing Board appoints the members of the Auditing Board, including substitute members, according to a rotation scheme. The Member States are invited to present candidates having significant professional experience in the financial audit field. The term of office of each member is three years and not more than one member is permitted to retire each year. Outgoing members are required to attend the meetings of the Auditing Board as an advisor until the next rotation becomes effective the following year.

The current members of the Auditing Board and their principal professions as of April 1, 2012, are Nataša Prah (Director of the Budget Supervisory Office of the Republic of Slovenia, Ljubljana, Slovenia), Darius Matusevičius (Director of the Internal Audit and Financial Control Methodology Department of the Ministry of Finance of the Republic of Lithuania, Vilnius, Lithuania) and Maria Poulaki (Member of the Management Organization Unit Expert Team, Athens, Greece).

Staff

Over the years, the CEB has increased its staff numbers in accordance with the development of its activities. Thus, at end 2011, the Bank had a total of 171 permanent staff members, in addition to appointed officials. At the same time, the Bank has also taken care to ensure that its staff reflects as closely as possible the different nationalities represented by its Member States. The number of nationalities represented at the Bank has thus grown from 14 in 1994 to 27 at end 2011. It is important to note that, with an average age of 47, an average length of service of 10 years and a low rate of turnover standing at around 3%, the Bank enjoys a high level of experience and expertise among its staff. Particular attention is also paid to the question of gender parity. At end 2011, the breakdown among the staff was 53% women and 47% men. Among the professional staff, assigned to study, design and leadership activities, the proportion of women stood at 43%.